    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 13, 1996

                                                     REGISTRATION NO. 333-01445
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                AMENDMENT NO. 1
                                      TO
                                   FORM S-6

                               ----------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                   OF 1933 OF SECURITIES OF UNIT INVESTMENT
                       TRUSTS REGISTERED ON FORM N-8B-2
A. EXACT NAME OF TRUST:

                   EVEREN UNIT INVESTMENT TRUSTS, SERIES 43
B. NAME OF DEPOSITOR:
                        EVEREN UNIT INVESTMENT TRUSTS,
                     a service of EVEREN Securities, Inc.
C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:
                         EVEREN UNIT INVESTMENT TRUSTS
                       77 West Wacker Drive, 29th Floor
                            Chicago, Illinois 60601
D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:    Copy to:
            ROBERT K. BURKE                        MARK J. KNEEDY
   77 West Wacker Drive, 29th Floor            c/o Chapman and Cutler
        Chicago, Illinois 60601                111 West Monroe Street
                                               Chicago, Illinois 60603
                        CALCULATION OF REGISTRATION FEE
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
    TITLE AND AMOUNT OF                                       PROPOSED MAXIMUM           AMOUNT OF
SECURITIES BEING REGISTERED                               AGGREGATE OFFERING PRICE    REGISTRATION FEE
---------------------------------------------------------------------------------------------------------
Series                       An indefinite number of             Indefinite        $500 (previously paid)
43                            Units of Beneficial Inter-
                              est pursuant to Rule 24f-2
                              under the Investment Com-
                              pany Act of 1940

E. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
As soon as practicable after the effective date of the Registration Statement.
  [X] Check box if it is proposed that this filing will become effective at
     2:00 P.M. on March 13, 1996 pursuant to paragraph (b) of Rule 487.
-------------------------------------------------------------------------------
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  The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a) may determine.

                    EVEREN UNIT INVESTMENT TRUSTS, SERIES 43

                               ----------------

                             CROSS-REFERENCE SHEET

                 (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTIONS AS
                         TO THE PROSPECTUS IN FORM S-6)

                 Form N-8B-2                              Form S-6
                 Item Number                       Heading in Prospectus
                 -----------                       ---------------------

                    I. ORGANIZATION AND GENERAL INFORMATION
  1. (a)Name of trust...................   Prospectus front cover
     (b)Title of securities issued......   Essential Information
  2. Name and address of each depositor.   General Information--Administration of
                                           the Trusts
  3. Name and address of trustee........
  4. Name and address of principal
      underwriters......................        *
  5. State of organization of trust.....   The Trust Funds
  6. Execution and termination of trust    The Trust Funds; General Information--
      agreement.........................   Administration of the Trusts
  7. Changes of name....................   The Trust Funds
  8. Fiscal year........................        *
  9. Litigation.........................

                    II. GENERAL DESCRIPTION OF THE TRUST AND
                            SECURITIES OF THE TRUST
 10. (a)Registered or bearer securities.   General Information--Unitholders
     (b)Cumulative or distributive
      securities........................   The Trust Funds
     (c)Redemption......................   General Information--Redemption
     (d)Conversion, transfer, etc.......   General Information--Unitholders;
                                           General Information--Market for Units
     (e)Periodic payment plan...........        *
     (f)Voting rights...................   General Information--Unitholders
                                           General Information--Investment
     (g)Notice of certificateholders....   Supervision; General Information--
                                           Administration of the Trusts; General
                                           Information--Unitholders
     (h)Consents required...............   General Information--Unitholders;
                                           General Information--Administration of
                                           the Trusts
     (i)Other provisions................   The High Yield Series--Federal Tax
                                           Status
     Type of securities comprising         The Trust Funds; General Information--
 11.  units.............................   Trust Information
 12. Certain information regarding peri-
      odic payment
      certificates......................        *
                                           Essential Information; Public Offering
                                           of Units; General Information--
 13. (a) Load, fees, expenses, etc......   Interest, Estimated Long-Term Return
                                           and Estimated Current Return; General
                                           Information--Expenses of the Trusts

--------
* Inapplicable, answer negative or not required.

                FORM N-8B-2                             FORM S-6
                ITEM NUMBER                      HEADING IN PROSPECTUS
                -----------                      ---------------------
     (b)Certain information regarding
          periodic payment certifi-
          cates.......................        *
     (c)Certain percentages...........   Essential Information; Public Offering
                                         of Units
     (d)Certain other fees, etc. pay-
          able by holders.............   General Information--Unitholders
     (e)Certain profits receivable by
          depositor, principal under-
          writers, trustee or affili-    General Information--Expenses of the
          ated persons................   Trusts; Public Offering of Units
     (f)Ratio of annual charges to in-
          come........................        *
                                         The Trust Funds;
 14. Issuance of trust's securities...   General Information--Unitholders
 15. Receipt and handling of payments
      from purchasers.................        *
 16. Acquisition and disposition of      The Trust Funds; General Information--
      underlying securities...........   Trust Information; General
                                         Information--Investment Supervision
                                         General Information--Market for Units;
                                         General Information--Redemption;
 17. Withdrawal or redemption.........   Public Offering of Units
 18. (a)Receipt, custody and disposi-
          tion of income..............   General Information--Unitholders
     (b)Reinvestment of distributions.   General Information--Distribution
                                         Reinvestment
     (c)Reserves or special funds.....   General Information--Expenses of the
                                         Trusts
     (d)Schedule of distributions.....        *
                                         General Information--Unitholders;
 19. Records, accounts and reports....   General Information--Redemption;
                                         General Information--Administration of
                                         the Trusts
 20. Certain miscellaneous provisions
      of trust agreement
     (a)Amendment.....................   General Information--Administration of
                                         the
     (b)Termination...................   Trusts
     (c)and (d) Trustee, removal and     General Information--Administration of
          successor...................   the Trusts
     (e)and (f) Depositor, removal and   General Information--Administration of
          successor...................   the Trusts
 21. Loans to security holders........        *
 22. Limitations on liability.........   General Information--Administration of
                                         the Trusts
 23. Bonding arrangements.............        *
 24. Other material provisions of
      trust agreement.................        *

                        III. ORGANIZATION, PERSONNEL AND
                        AFFILIATED PERSONS OF DEPOSITOR
 25. Organization of depositor........   General Information--Administration of
                                         the Trusts
 26. Fees received by depositor.......   See Items 13(a) and 13(e)
 27. Business of depositor............   General Information--Administration of
                                         the Trusts
 28. Certain information as to offi-
      cials and affiliated persons of    General Information--Administration of
      depositor.......................   the Trusts

             Form N-8B-2                            Form S-6
             Item Number                      Heading in Prospectus
             -----------                      ---------------------

 29. Voting securities of depos-     General Information--Administration of the
      itor......................     Trusts
 30. Persons controlling deposi-
      tor.......................
 31. Payment by depositor for
      certain services rendered
      to trust..................
 32. Payment by depositor for           *
      certain other services
      rendered to trust.........
 33. Remuneration of employees
      of depositor for certain
      services rendered to
      trust.....................
 34. Remuneration of other per-
      sons for certain services
      rendered to trust.........

                        IV. DISTRIBUTION AND REDEMPTION
 35. Distribution of trust's se-   Public Offering of Units
      curities by states........
 36. Suspension of sales of             *
      trust's securities........
 37. Revocation of authority to
      distribute................

 38. (a)Method of distribution..   Public Offering of Units;
     (b)Underwriting agreements.   General Information--Market for Units;
     (c)Selling agreements......   Public Offering of Units
 39. (a)Organization of princi-
      pal underwriters..........
     (b)N.A.S.D. membership of     General Information--Administration
      principal underwriters....   of the Trusts
 40. Certain fees received by      See Items 13(a) and 13(e)
      principal underwriters....
 41. (a)Business of principal      General Information--Administration
      underwriters..............   of the Trusts
     (b)Branch offices of prin-
      cipal underwriters........
     (c)Salesmen of principal           *
      underwriters..............
 42. Ownership of trust's secu-
      rities by certain persons.
 43. Certain brokerage commis-
      sions received by princi-
      pal underwriters..........   Public Offering of Units
 44. (a)Method of valuation.....   Public Offering of Units
     (b)Schedule as to offering         *
      price.....................
     (c)Variation in offering      Public Offering of Units
      price to certain persons..
 45. Suspension of redemption      General Information--Redemption
      rights....................
 46. (a)Redemption valuation....   General Information--Redemption;
                                   General Information--Market for Units;
                                   Public Offering of Units
     (b)Schedule as to redemp-          *
      tion price................
                                   General Information--Market for Units;
 47. Maintenance of position in    Public Offering of Units;
      underlying securities.....   General Information--Redemption

                     V. INFORMATION CONCERNING THE TRUSTEE
                                  OR CUSTODIAN
 48. Organization and regulation   General Information--Administration
      of trustee................   of the Trusts
 49. Fees and expenses of trust-
      ee........................
 50. Trustee's lien.............   General Information--Expenses of the Trusts


--------
* Inapplicable, answer negative or not required.

                Form N-8B-2                             Form S-6
                Item Number                      Heading in Prospectus
                -----------                      ---------------------

                    VI. INFORMATION CONCERNING INSURANCE OF
                             HOLDERS OF SECURITIES
 51.   Insurance of holders of trust's   Cover Page; General Information--
          securities..................   Expenses of the Trusts

                           VII. POLICY OF REGISTRANT

 52. (a) Provisions of trust agreement   The Trust Funds; General Information--
         with respect to selection or    Trust Information; General
         elimination of underlying se-   Information--Investment Supervision
         curities.....................
     (b) Transactions involving elimi-
         nation of underlying securi-
         ties.........................        *
     (c) Policy regarding substitution
         or elimination of underlying    General Information--Investment
         securities...................   Supervision; General Information--
                                         Trust Information
     (d) Fundamental policy not other-
         wise covered.................        *

                                         Essential Information; General
 53. Tax status of Trust..............   Information--Trust Information; The
                                         High Yield Series--Federal Tax Status

                  VIII. FINANCIAL AND STATISTICAL INFORMATION

     Trust's securities during last
 54. ten years........................
 55.
 56. Certain information regarding pe-
      riodic payment certificates.....        *
 57.
 58.
 59. Financial statements (Instruction
      1(c) to Form S-6)...............        *






--------
* Inapplicable, answer negative or not required.

EVEREN UNIT INVESTMENT TRUSTS, SERIES 43

Defined High Yield Corporate Income Series 5 (the "High Yield Series") was formed for the purpose of providing a high level of current income through investment in a fixed portfolio consisting primarily of high yield, high risk foreign and domestic corporate debt obligations issued after July 18, 1984. THE SECURITIES INCLUDED IN THE HIGH YIELD SERIES ARE RATED BELOW INVESTMENT GRADE (COMMONLY KNOWN AS "JUNK BONDS") AND ARE SUBJECT TO GREATER MARKET FLUCTUATIONS AND POTENTIAL RISK OF LOSS OF INCOME AND PRINCIPAL THAN ARE INVESTMENTS IN LOWER-YIELDING, HIGHER RATED FIXED INCOME SECURITIES. THE SECURITIES INCLUDED IN THE HIGH YIELD SERIES SHOULD BE VIEWED AS SPECULATIVE AND AN INVESTOR SHOULD REVIEW HIS ABILITY TO ASSUME THE RISKS ASSOCIATED WITH SPECULATIVE FOREIGN AND DOMESTIC CORPORATE BONDS. THE PAYMENT OF INCOME IS DEPENDENT UPON THE CONTINUING ABILITY OF THE ISSUERS AND/OR OBLIGORS TO MEET THEIR RESPECTIVE OBLIGATIONS. SEE "THE HIGH YIELD SERIES--RISK FACTORS." For foreign investors who are not United States citizens or residents, interest income from the High Yield Series may not be subject to federal withholding taxes if certain conditions are met. See "The High Yield Series--Federal Tax Status."

Units of the Trusts are not deposits or obligations of, or guaranteed by, any bank, and Units are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation and involve investment risk including loss of principal.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The investor is advised to read and retain this Prospectus for future reference.

                THE DATE OF THIS PROSPECTUS IS MARCH 13, 1996.

SUMMARY

PUBLIC OFFERING PRICE. The Public Offering Price per Unit of a Trust Fund during the initial offering period is equal to a pro rata share of the offering prices of the Securities in such Trust Fund plus or minus a pro rata share of cash, if any, in the Principal Account held or owned by such Trust Fund, plus accrued interest plus that sales charge indicated under "Essential Information." The secondary market Public Offering Price per Unit will be based upon a pro rata share of the bid prices of the Securities in each Trust Fund plus or minus a pro rata share of cash, if any, in the Principal Account held or owned by such Trust Fund, plus accrued interest plus the applicable sales charge indicated under "Public Offering of Units--Public Offering Price." The sales charge is reduced on a graduated scale for sales involving at least $100,000 or 10,000 Units and will be applied on whichever basis is more favorable to the investor. The minimum purchase for each Trust is $1,000.

INTEREST AND PRINCIPAL DISTRIBUTIONS. Distributions of the estimated annual interest income to be received by each Trust Fund, after deduction of estimated expenses, will be made monthly. See "Essential Information." Distributions of funds, if any, in the Principal Account will be made as provided in "General Information--Unitholders--Distributions to Unitholders."

REINVESTMENT. Each Unitholder of a Trust Fund offered herein may elect to have distributions of principal or interest or both automatically invested without charge in shares of certain mutual funds sponsored by Kemper Financial Services, Inc. See "General Information--Distribution Reinvestment."

ESTIMATED LONG-TERM RETURN AND ESTIMATED CURRENT RETURN. As of the opening of business on the Initial Date of Deposit, the Estimated Long-Term Return and the Estimated Current Return, if applicable, for each Trust were as set forth in "Essential Information." The Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, the Sponsor and Evaluator and with the principal prepayment, redemption, maturity and exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the accrued interest; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements or average lives of all of the Securities in the applicable Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements or average lives of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while Estimated Current Return calculations include only net annual interest income and Public Offering Price.

MARKET FOR UNITS. After the initial offering period, while under no obligation to do so, the Sponsor intends to, and certain Underwriters may, maintain a market for the Units and to offer to repurchase such Units at prices subject to change at any time which are based on the aggregate bid side evaluation of the Securities in a Trust plus accrued interest.

RISK FACTORS. An investment in the Trusts should be made with an understanding of the risks associated therewith, including, among other factors, the inability of the issuer or an insurer to pay the principal of or interest on a security when due, volatile interest rates, early call provisions, and changes to the tax status of the Securities. See "The High Yield Series--Risk Factors."

EVEREN UNIT INVESTMENT TRUSTS, SERIES 43

ESSENTIAL INFORMATION
AS OF THE OPENING OF BUSINESS ON THE INITIAL DATE OF DEPOSIT
SPONSOR AND EVALUATOR: EVEREN UNIT INVESTMENT TRUSTS, A SERVICE OF
                   EVEREN SECURITIES, INC.
          TRUSTEE: THE BANK OF NEW YORK

The income, expense and distribution data set forth below has been calculated for Unitholders purchasing less than 10,000 Units of a Trust. Unitholders purchasing 10,000 Units or more of a Trust will receive a slightly higher return because of the reduced sales charge for larger purchases.

                                                                    HIGH YIELD
                                                                     SERIES 5
                                                                   ------------
Public Offering Price per Unit (1)(2)............................  $     10.148
Principal Amount of Securities per Unit..........................  $     10.000
Estimated Current Return based on Public Offering
 Price (3)(4)(5)(6)..............................................         7.45%
Estimated Long-Term Return (3)(4)(5)(6)..........................         7.37%
Estimated Normal Annual Distribution per Unit (6)................  $    0.75552
Principal Amount of Securities...................................  $    650,000
Number of Units..................................................        65,000
Fractional Undivided Interest per Unit...........................      1/65,000
Calculation of Public Offering Price:
 Aggregate Offering Price of Securities..........................  $    636,568
 Aggregate Offering Price of Securities per Unit.................  $      9.793
 Plus Sales Charge per Unit (7)..................................  $      0.355
 Public Offering Price per Unit (1)(2)...........................  $     10.148
Redemption Price per Unit........................................  $      9.641
Sponsor's Initial Repurchase Price per Unit......................  $      9.793
Excess of Public Offering Price per Unit over Redemption Price
 per Unit........................................................  $      0.507
Excess of Public Offering Price per Unit over Sponsor's Initial
 Repurchase Price per Unit.......................................  $      0.355
Calculation of Estimated Net Annual Interest Income per Unit (6):
 Estimated Annual Interest.......................................  $    0.77443
 Less: Estimated Annual Expense..................................  $    0.01890
 Estimated Net Annual Interest Income............................  $    0.75553
Estimated Daily Rate of Net Interest Accrual per Unit............  $0.002098690
Minimum Principal Value of the Trust under which Trust Agreement
 may be terminated (8)...........................................  $    130,000

Evaluations for purposes of sale, purchase or redemption of Units are made as of the close of business of the Sponsor (currently 3:15 p.m. Central Time) (the "Evaluation Time") next following receipt of an order for a sale or purchase of Units or receipt by the Trustee of Units tendered for redemption.

                                                                         HIGH
                                                                        YIELD
                                                                       SERIES 5
                                                                       --------
Trustee's Annual Fee per $1,000 principal amount of Securities (9).... $  1.090
Reduction of Trustee's fee per Unit during the first year (6).........      N/A
Estimated annual interest income per Unit during the first year (6)... $0.77443
Interest Payments (10):
 First Payment per Unit, representing 13 days......................... $0.02728
 Estimated Normal Monthly Distribution per Unit....................... $0.06296
 Estimated Normal Annual Distribution per Unit........................ $0.75552
Sales Charge (7):
 As a percentage of Public Offering Price per Unit....................    3.500%
 As a percentage of net amount invested...............................    3.625%
 As a percentage of net amount invested in earning assets.............    3.625%

Date of Trust
 Agreements............. March 13, 1996
First Settlement Date... March 18, 1996
Mandatory Termination
 Date................... December 31, 2001
Evaluator's Annual
 Evaluation Fee......... Maximum of $0.30 per $1,000 Principal Amount of Securities
Sponsor's Annual
 Surveillance Fee....... Maximum of $0.25 per $1,000 Principal Amount of Securities

---------------------
(1) Anyone ordering Units for settlement after the First Settlement Date will pay accrued interest from such date to the date of settlement (normally three business days after order) less distributions from the Interest Account subsequent to the First Settlement Date. For purchases settling on the First Settlement Date, no accrued interest will be added to the Public Offering Price.
(2) Many unit investment trusts issue a number of units such that each unit represents approximately $1,000 principal amount of underlying securities. The Sponsor, on the other hand, in determining the number of Units for each Trust has elected not to follow this format but rather to provide that number of Units which will establish as close as possible as of the Initial Date of Deposit a Principal Amount of Securities per Unit of $10.
(3) The Estimated Current Return and Estimated Long-Term Return are increased for transactions entitled to a reduced sales charge. See "Public Offering of Units--Public Offering Price."
(4) The Estimated Current Returns are calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, the Sponsor and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of Securities while the Public Offering Price will vary with changes in the offering price of the underlying Securities and with changes in the accrued interest; therefore, there is no assurance that the present Estimated Current Returns indicated above will be realized in the future. The Estimated Long-Term Returns are calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirement dates of all of the Securities in the applicable Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirement dates of the Securities and expenses of each Trust will change, there is no assurance that the present Estimated Long-Term Returns as indicated above will be realized in the future. The Estimated Current Returns and Estimated Long-Term Returns are expected to differ because the calculation of the Estimated Long-Term Returns reflects the estimated date and amount of principal returned while the Estimated Current Return calculations include only net annual interest income and Public Offering Price.
(5) This figure is based on estimated per Unit cash flows. Estimated cash flows will vary with changes in fees and expenses, with changes in current interest rates and with the principal prepayment, redemption, maturity, call, exchange or sale of the underlying Securities. The estimated cash flows to Unitholders for the Trusts are either set forth under "Estimated Cash Flows to Unitholders" for each Trust or are available upon request at no charge from the Sponsor.
(6) During the first year, the Trustee has agreed to reduce its fee (and to the extent necessary pay expenses of the Trust Funds) in the amounts stated above. The Trustee has agreed to the foregoing to cover all or a portion of the interest on any Securities accruing prior to their expected dates of delivery, since interest will not accrue to the benefit of Unitholders of a Trust Fund until such Securities are actually delivered to the Trust Fund. The estimated net annual interest income per Unit will remain as indicated. See "The Trust Funds" and "General Information-- Interest, Estimated Long-Term Return and Estimated Current Return."
(7) The sales charge as a percentage of the net amount invested in earning assets will increase as accrued interest increases. Transactions subject to quantity discounts (see "Public Offering of Units--Public Offering Price") will have reduced sales charges, thereby reducing all percentages in the table.
(8) The minimum principal value of each Trust (other than a Tax-Exempt Portfolio) under which the Trust Agreement may be terminated is 40% of the total aggregate principal amount of securities deposited in each such Trust during the primary offering period. The minimum principal value of each Tax-Exempt Portfolio under which the Trust Agreement may be terminated is 20% of the initial aggregate principal amount of securities deposited in such Trust.
(9) See "General Information--Expenses of the Trusts."
(10) Unitholders will receive interest distributions monthly. The Record Date is the first day of the month, commencing April 1, 1996, and the distribution date is the fifteenth day of the month, commencing April 15, 1996.

THE TRUST FUNDS

EVEREN Unit Investment Trusts, Series 43 includes the following separate unit investment trusts created by the Sponsor under the name EVEREN Unit Investment
Trusts: "Defined High Yield Corporate Income Series 5" (collectively, the "Trusts" or "Trust Funds"). Defined High Yield Corporate Income Series 5 is referred to herein as the "High Yield Series" or the "Defined Uninsured Corporate Income Trust (DUCOR)". Each of the Trust Funds is separate and is designated by a different series number. Each of the Trust Funds was created under the laws of the State of New York pursuant to a trust indenture dated the Initial Date of Deposit (the "Trust Agreements") between EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. (the "Sponsor") and The Bank of New York (the "Trustee").*

The High Yield Series was formed for the purpose of providing a high level of current income through investment in a fixed portfolio consisting primarily of high yield, high risk foreign and domestic corporate debt obligations issued after July 18, 1984. The High Yield Series may be an appropriate investment vehicle for investors who desire to participate in a portfolio of short-intermediate term taxable fixed income securities issued by corporate obligors with greater diversification than investors might be able to acquire individually. Diversification of the Trust assets will not eliminate the risk of loss always inherent in the ownership of securities.
There is, of course, no guarantee that the Trust Funds' objectives will be achieved.

As used herein, the terms "Securities" and "Bonds" mean the obligations initially deposited in the Trusts described under "Portfolio" for each Trust (including all contracts to purchase such obligations accompanied by an irrevocable letter of credit sufficient to perform such contracts initially deposited in the Trusts) and any additional obligations deposited in the Trusts following the Initial Date of Deposit.
On the Initial Date of Deposit, the Sponsor delivered to the Trustee that aggregate principal amount of Securities or contracts for the purchase thereof for deposit in the Trust Funds as set forth under "Essential Information." Of such principal amount, the amount specified in "Essential Information" was deposited in each Trust. In exchange for the Securities so deposited, the Trustee delivered to the Sponsor documentation evidencing the ownership of that number of Units for each Trust as indicated under "Essential Information." Each Trust initially consists of delivery statements (i.e., contracts) to purchase obligations. The Sponsor has a limited right of substitution for such Securities in the event of a failed contract. See "General Information--Trust Information."
Additional Units of each Trust may be issued from time to time following the Initial Date of Deposit by depositing in the Trust additional Securities or contracts to purchase thereof together with irrevocable letters of credit or cash. As additional Units are issued by a Trust as a result of the deposit of additional Securities by the Sponsor, the aggregate value of the Securities in the Trust will be increased and the fractional undivided interest in the Trust represented by each Unit will be decreased. The Sponsor may continue to make additional deposits of Securities into a Trust following the Initial Date of Deposit, provided that such additional deposits will be in principal amounts which will maintain the same original percentage relationship among the principal amounts of the Securities in such Trust established by the initial deposit of the Securities. Thus, although additional Units will be issued, each Unit will continue to represent the same principal amount of each Security, and the percentage relationship among the principal amount of each Security in the related Trust will remain the same.
Each Unit initially offered represents that undivided interest in the appropriate Trust indicated under "Essential Information." To the extent that any Units are redeemed by the Trustee or additional Units are

---------------------
 * Reference is made to the Trust Agreements, and any statements contained herein are qualified in their entirety by the provisions of the Trust Agreements.

issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in a Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

An investment in Units of a Trust Fund should be made with an understanding of the risks which an investment in fixed rate debt obligations may entail, including the risk that the value of the portfolio and hence of the Units will decline with increases in interest rates. The value of the underlying Securities will fluctuate inversely with changes in interest rates. The uncertain economic conditions of recent years, together with the fiscal measures adopted to attempt to deal with them, have resulted in wide fluctuations in interest rates and, thus, in the value of fixed rate debt obligations generally and long-term obligations in particular. The Sponsor cannot predict the degree to which such fluctuations will continue in the future.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

UNITHOLDERS
EVEREN UNIT INVESTMENT TRUSTS, SERIES 43

We have audited the accompanying statement of condition and the related portfolio of EVEREN Unit Investment Trusts, Series 43 as of March 13, 1996. The statement of condition and portfolio are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of Securities owned at March 13, 1996 and a letter of credit deposited to purchase Securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EVEREN Unit Investment Trusts, Series 43 as of March 13, 1996, in conformity with generally accepted accounting principles.

                                                   GRANT THORNTON LLP

Chicago, Illinois
March 13, 1996

EVEREN UNIT INVESTMENT TRUSTS, SERIES 43

STATEMENT OF CONDITION AT THE OPENING OF BUSINESS ON MARCH 13, 1996, THE INITIAL DATE OF DEPOSIT

                                                                         HIGH
                                                                        YIELD
                                                                       SERIES 5
                                                                       --------
INVESTMENT IN SECURITIES
Securities deposited in the Trusts.................................... $    --
Contracts to purchase Securities......................................  636,568
Accrued interest to First Settlement Date on Securities...............   10,372
                                                                       --------
 Total................................................................ $646,940
                                                                       ========
Units of fractional undivided interest outstanding....................   65,000
LIABILITY AND INTEREST OF UNITHOLDERS
 Accrued interest payable to Sponsor.................................. $ 10,372
 Cost to investors (3)................................................  659,620
 Less: Gross underwriting commission (3)..............................   23,052
                                                                       --------
 Net interest to Unitholders (1)(3)...................................  636,568
                                                                       --------
   Total.............................................................. $646,940
                                                                       ========

--------
NOTES:

(1) The aggregate value of the Securities listed in each "Portfolio" and their cost to the Trust are the same. The value of the Securities is determined by Cantor Fitzgerald & Co. on the bases set forth under "Public Offering of Units--Public Offering Price". The contracts to purchase Securities are collateralized by an irrevocable letter of credit of $646,940 which has been deposited with the Trustee. Of this amount, $636,568 relates to the offering price of Securities to be purchased and $10,372 relates to accrued interest on such Securities to the expected dates of delivery.
(2) The Trustee will advance to each Trust the amount of net interest accrued to the First Settlement Date for distribution to the Sponsor as the Unitholder of Record.
(3) The aggregate public offering price includes a sales charge for the Trust as set forth under "Essential Information", assuming all single transactions involve less than 10,000 Units. For single transactions involving 10,000 or more Units the sales charge is reduced (see "Public Offering of Units--Public Offering Price") resulting in an equal reduction in both the Cost to investors and the Gross underwriting commission while the Net interest to Unitholders remains unchanged.

PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE. Units of a Trust are offered at the Public Offering Price thereof. During the initial offering period, the Public Offering Price per Unit is equal to the aggregate of the offering side evaluations of the Securities in such Trust (as determined, pursuant to the terms of a contract with the Evaluator, by Cantor Fitzgerald & Co., a non-affiliated firm regularly engaged in the business of evaluating, quoting or appraising comparable securities), plus or minus a pro rata share of cash, if any, in the Principal account held or owned by such Trust plus accrued interest plus the applicable sales charge referred to in the tables below divided by the number of outstanding Units of such Trust. The Public Offering Price for secondary market transactions, on the other hand, is based on the aggregate bid side evaluations of the Securities in a Trust (also, currently, as determined by Cantor Fitzgerald & Co.), plus or minus cash, if any, in the Principal Account held or owned by such Trust, plus accrued interest plus a sales charge based upon the dollar weighted average maturity of such Trust. Investors who purchase Units through brokers or dealers pursuant to a current management agreement which by contract or operation of law does not allow such broker or dealer to earn an additional commission (other than any fee or commission paid for maintenance of such investor's account under the management agreement) on such transactions may purchase such Units at the current Public Offering Price net of the applicable broker or dealer concession. See "Public Offering of Units--Public Distribution of Units" below.

The sales charge per Unit for the High Yield Series will be reduced during the initial offering period pursuant to the following graduated scale:

                                     WEIGHTED AVERAGE YEARS TO MATURITY
                         -----------------------------------------------------------
                             UNDER 5 YEARS          5 TO 14.99
                         --------------------- ---------------------
                         PERCENT OF PERCENT OF PERCENT OF PERCENT OF
                          OFFERING  NET AMOUNT  OFFERING  NET AMOUNT
NUMBER OF UNITS            PRICE     INVESTED    PRICE     INVESTED
---------------          ---------- ---------- ---------- ----------
1 to 9,999 Units........    3.5%      3.627%      4.5%      4.712%
10,000 to 24,999 Units..    3.2       3.306       4.2       4.384
25,000 to 49,999 Units..    3.0       3.093       4.0       4.167
50,000 to 99,999 Units..    2.7       2.775       3.5       3.627
100,000 or more Units...    2.3       2.354       3.0       3.093

As indicated above, in connection with secondary market transactions the sales charge is based upon the dollar weighted average maturity of a Trust and is determined in accordance with the tables set forth below. For purposes of this computation, Securities will be deemed to mature on their expressed maturity dates unless: (a) the Securities have been called for redemption or funds or securities have been placed in escrow to redeem them on an earlier call date, in which case such call date will be deemed to be the date upon which they mature; or (b) such Securities are subject to a "mandatory tender," in which case such mandatory tender will be deemed to be the date upon which they mature. The effect of this method of sales charge computation will be that different sales charge rates will be applied to a Trust based upon the dollar weighted average maturity of such Trust's portfolio, in accordance with the following schedules.

For the High Yield Series, in connection with secondary market transactions the sales charge per Unit will be reduced as set forth below:

                                               SECONDARY
                                        -----------------------------------------------
                               DOLLAR WEIGHTED AVERAGE YEARS TO MATURITY*
                                 2 TO 3.99          4 TO 9.99          10 OR MORE
                                        -----------------------------------------------
      DOLLAR AMOUNT OF TRADE    SALES CHARGE (PERCENT OF PUBLIC OFFERING
      ----------------------                     PRICE)
                                        -----------------------------------------------
      $1,000 to $99,999.......             3.50%              4.50%               5.50%
      $100,000 to $499,999....             3.25               4.25                5.00
      $500,000 to $999,999....             3.00               4.00                4.50
      $1,000,000 or more......             2.75               3.75                4.00

---------------------
* If the dollar weighted average maturity of a Trust Fund is from 1 to 1.99 years, the sales charge is 2% and 1.5% of the Public Offering Price for purchases of $1,000 to $249,999 and $250,000 or more, respectively.

The reduced sales charges resulting from quantity discounts as shown in the tables above will apply to all purchases of Units on any one day by the same purchaser from the same Underwriter or dealer and for this purpose purchases of Units of a Trust Fund will be aggregated with concurrent purchases of Units of any other unit investment trust that may be offered by the Sponsor. In addition, for High Yield Series 5 during the initial offering period only the reduced sales charges resulting from quantity discounts as shown in the tables above will apply to all purchases of Units by the same person on such person's initial purchase date or on any day subsequent to such initial purchase date, provided that the person purchasing the Units purchased at least 25,000 Units on such initial purchase date; to determine the applicable sales charge reduction it is necessary to accumulate all purchases made on the purchaser's initial purchase date and all purchases made subsequent to such initial purchase date.

For purposes of the reduced sales charges from quantity discounts, Units purchased in the name of a spouse or child (under 21) of such purchaser will be deemed to be additional purchases by such purchaser. The reduced sales charges will also be applicable to a trust or other fiduciary purchasing for a single trust estate or single fiduciary account.

Unitholders of the various series of EVEREN Unit Investment Trusts Insured Corporate Series who meet the conditions in the next succeeding sentence may, during the primary offering period of an Investment Grade Series or a High Yield Series only, acquire Units of such Series at the reduced sales charge equivalent to purchases during the initial offering period of 100,000 or more Units. First, the special sales charge discount only applies to purchases acquired with funds received from distributions of unscheduled principal payments in connection with units issued in such series and, second, the minimum purchase must be at least $1,000.

The Sponsor intends to permit officers, directors and employees of the Sponsor and Evaluator and at the discretion of the Sponsor registered representatives of selling firms to purchase Units of a Trust without a sales charge, although a transaction processing fee may be imposed on such trades.

Had Units of a Trust been available for sale at the opening of business on the Initial Date of Deposit, the Public Offering Price would have been as shown under "Essential Information." The Public Offering Price per Unit of a Trust on the date of this Prospectus or on any subsequent date will vary from the amount stated under "Essential Information" in accordance with fluctuations in the prices of the underlying Securities and the amount of accrued interest on the Units. On the Initial Date of Deposit, pursuant to an exemptive order from the Securities and Exchange Commission, the Public Offering Price at which Units will be sold will not exceed the price determined as of the opening of business on the Initial Date of Deposit as shown under "Essential Information"; however, should the value of the underlying Securities decline, purchasers will, of course, be given the benefit of such lower price. The aggregate bid and offering side evaluations of the Securities shall be determined (a) on the basis of current bid or offering prices of the Securities, (b) if bid or offering prices are not available for any particular Security, on the basis of current bid or offering prices for comparable bonds, (c) by determining the value of Securities on the bid or offer side of the market by appraisal, or (d) by any combination of the above.

The foregoing evaluations and computations shall be made as of the evaluation time stated under "Essential Information," on each business day commencing with the Initial Date of Deposit of the Securities, effective for all sales made during the preceding 24-hour period.

The interest on the Securities deposited in a Trust, less the related estimated fees and expenses, is estimated to accrue in the annual amounts per Unit set forth under "Essential Information." The amount of net interest income which accrues per Unit may change as Securities mature or are redeemed, exchanged or sold, or as the expenses of a Trust change or the number of outstanding Units of a Trust changes.

Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of Units on the date of settlement provided payment has been received. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used on the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934. If a Unitholder desires to have certificates representing Units purchased, such certificates will be delivered as soon as possible following his written request therefor. For information with respect to redemption of Units purchased, but as to which certificates requested have not been received, see "General Information--Redemption" below.

ACCRUED INTEREST. Accrued interest is the accumulation of unpaid interest on a security from the last day on which interest thereon was paid. Interest on Securities generally is paid semi-annually (monthly in the case of Ginnie Maes, if any) although a Trust accrues such interest daily. Because of this, a Trust always has an amount of interest earned but not yet collected by the Trustee. For this reason, with respect to sales settling subsequent to the First Settlement Date, the Public Offering Price of Units will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of a Trust the amount, if any, of accrued interest paid on their Units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the Public Offering Price in the sale of Units to the public, the Trustee will advance the amount of accrued interest as of the First Settlement Date and the same will be distributed to the Sponsor as the Unitholder of record as of the First Settlement Date. Consequently, the amount of accrued interest to be added to the Public Offering Price of Units will include only accrued interest from the First Settlement Date to the date of settlement, less any distributions from the Interest Account subsequent to the First Settlement Date.

Because of the varying interest payment dates of the Securities, accrued interest at any point in time will be greater than the amount of interest actually received by the Trusts and distributed to Unitholders. Therefore, there will always remain an item of accrued interest that is added to the value of the Units. If a Unitholder sells or redeems all or a portion of his Units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his Units. Since the Trustee has the use of the funds held in the Interest Account for distributions to Unitholders and since such Account is non-interest-bearing to Unitholders, the Trustee benefits thereby.

COMPARISON OF PUBLIC OFFERING PRICE AND REDEMPTION PRICE. While the Initial Public Offering Price of Units will be determined on the basis of the current offering prices of the Securities in a Trust, the redemption price per Unit (as well as the secondary market price per Unit) at which Units may be redeemed (see "General Information--Redemption") will be determined on the basis of the current bid prices of the Securities. As of the opening of business on the Initial Date of Deposit, the Public Offering Price per Unit (based on the offering prices of the Securities in a Trust and including the sales charge) exceeded the redemption price at which Units could have been redeemed (based upon the current bid prices of the Securities in a Trust) by the amount shown under "Essential Information." Under current market conditions the bid prices for U.S. Treasury Obligations are expected to be approximately 1/8 to 1/4 of 1% lower than the offer price of such obligations. In the past, bid prices on securities similar to those in the Trust Funds have been lower than the offering prices thereof by as much as 5% or more of principal amount in the case of inactively traded bonds or as little as 1/2 of 1% in the case of actively traded bonds, but the difference between such offering and bid prices may be expected to average 3% to 4% of principal amount. For this reason, among others (including fluctuations in the market prices of the Securities and the fact that the Public Offering Price includes a sales charge), the amount realized by a Unitholder upon any redemption of Units may be less than the price paid for such Units.

PUBLIC DISTRIBUTION OF UNITS. The Sponsor intends to qualify the Units for sale in a number of states (except for an Insured State Trust or uninsured State Trust which will be qualified for sale only in the state for which such Trust is named). Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the Public Offering Price as set forth below. Certain commercial banks are making Units of the Trust Funds available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks in the amount shown in the tables below. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Fund Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. The Sponsor reserves the right to change the discounts set forth below from time to time. In addition to such discounts, the Sponsor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of Units of a Trust and other unit investment trusts created by the Sponsor. The difference between the discount and the sales charge will be retained by the Sponsor. For Tax-Exempt Portfolios only, any dealer who sells at least those amounts of Units set forth under "The Tax-Exempt Portfolios--Underwriting" on the Initial Date of Deposit will be entitled to a concession or agency commission equal to the corresponding takedown set forth in that section for those Units sold on the Initial Date of Deposit.

For the High Yield Series, and the primary market concessions or agency commissions are as follows:


                                            PRIMARY MARKET
                         -----------------------------------------------------------------
                                              VOLUME DISCOUNTS PER UNIT*
                                       ---------------------------------------------------
                                       FIRM SALES OR     FIRM SALES OR     FIRM SALES OR
                           REGULAR         SALE              SALE              SALE
                         CONCESSION    ARRANGEMENTS      ARRANGEMENTS      ARRANGEMENTS
                          OR AGENCY      25,000 TO         50,000 TO        100,000 OR
                         COMMISSION       49,999            99,999             MORE
                         ------------  ---------------   ---------------   ---------------
                                  WEIGHTED AVERAGE YEARS TO MATURITY
                         UNDER  5 TO   UNDER     5 TO    UNDER     5 TO    UNDER     5 TO
NUMBER OF $10 UNITS        5    14.99    5      14.99      5      14.99      5      14.99
-------------------      -----  -----  -----    -----    -----    -----    -----    -----
1 to 9,999 Units........ 2.30%  3.00%    2.40%    3.20%    2.45%    3.30%    2.50%    3.40%
10,000 to 24,999 Units.. 2.00   2.90     2.10     3.00     2.15     3.10     2.20     3.20
25,000 to 49,999 Units.. 1.90   2.80     2.00     2.90     2.05     2.90     2.10     3.00
50,000 to 99,999 Units.. 1.70   2.40     1.80     2.50     1.85     2.50     1.90     2.50
100,000 or more Units... 1.40   2.00     1.50     2.10     1.55     2.10     1.60     2.10

--------

* Volume concessions of up to the amount shown can be earned as a marketing allowance at the discretion of the Sponsor during the initial one month period after the Initial Date of Deposit by firms who reach cumulative firm sales or sales arrangement levels of at least $250,000. After a firm has met the minimum $250,000 volume level, volume concessions may be given on all trades originated from or by that firm, including those placed prior to reaching the $250,000 level, and may continue to be given during the entire initial offering period. Firm sales of any Investment Grade Series or High Yield Series issued simultaneously can be combined for the purposes of achieving the volume discount. Only sales through EVEREN qualify for volume discounts and secondary purchases do not apply. The Sponsor reserves the right to modify or change those parameters at any time and make the determination of which firms qualify for the marketing allowance and the amount paid.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

PROFITS OF SPONSOR AND UNDERWRITERS. In connection with Trusts other than a Tax-Exempt Portfolio, the Sponsor will receive gross sales charges equal to the percentage of the Offering Price of the Units of such Trusts stated under "Public Offering Price" and will pay a fixed portion of such sales charges to dealers and agents. As set forth under "The Tax-Exempt Portfolios-- Underwriting," the Underwriters of each Tax-Exempt Portfolio will receive gross sales charges equal to the percentage of the Public Offering Price of the Units of such Trust Fund stated under "Public Offering Price" and the Sponsor will receive a fixed portion of such sales charges. In addition, the Sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the Securities to the Sponsor and the cost of such Securities to a Trust Fund, which is based on the offering side evaluation of the Securities. See "Portfolio" for each Trust. The Sponsor or Underwriters may also realize profits or losses with respect to Securities deposited in a Trust which were acquired from underwriting syndicates of which the Sponsor or any Underwriter was a member. An underwriter or underwriting syndicate purchases securities from the issuer on a negotiated or competitive bid basis, as principal, with the motive of marketing such securities to investors at a profit. The Sponsor and the Underwriters may realize additional profits or losses during the initial offering period on unsold Units as a result of changes in the daily evaluation of the Securities in a Trust.

  H
  I
  G
  H

  Y
  I
  E
  L
  D

  S
  E
  R
  I
  E
  S


THE HIGH YIELD SERIES

THE TRUST PORTFOLIO

The High Yield Series was formed for the purpose of providing a high level of current income through investment in a fixed portfolio consisting primarily of high yield, high risk foreign and domestic corporate debt obligations issued after July 18, 1984. There is, of course, no guarantee that the Trust Fund's objective will be achieved.

The Trust Fund may be an appropriate investment vehicle for investors who desire to participate in a portfolio of short-intermediate term taxable fixed income securities issued by foreign and domestic corporate obligors with greater diversification than investors might be able to acquire individually. Diversification of the Trust assets will not eliminate the risk of loss always inherent in the ownership of securities. In addition, Bonds of the type deposited in the Trust Fund often are not available in small amounts.

The selection of Bonds for the Trust Fund was based largely upon the experience and judgment of the Sponsor. In making such selections the Sponsor considered the following factors: (a) the price of the Bonds relative to other issues of similar quality and maturity; (b) the present rating and credit quality of the issuers of the Bonds and the potential improvement in the credit quality of such issuers; (c) the diversification of the Bonds as to location of issuer; (d) the income to the Unitholders of the Trust; (e) whether the Bonds were issued after July 18, 1984; and (f) the stated maturity of the Bonds.

As of the Initial Date of Deposit, all of the Bonds in the Trust are rated "Ba" or better by Moody's or "BB" or better by Standard & Poor's or Duff & Phelps Credit Rating Co. See "Appendix: Description of Ratings" and "Portfolio" below. Subsequent to the Initial Date of Deposit, a Bond may cease to be so rated. If this should occur, the Trust would not be required to eliminate the Bond from the Trust, but such event may be considered in the Sponsor's determination to direct the Trustee to dispose of such investment. See "General Information--Investment Supervision." The Trust consists of that number of Bonds divided by type (and percentage of principal amount of the Trust) as set forth in the following table.

SERIES INFORMATION

Number of Bonds.........................................         9
Debt Obligations(1):
 U.S. Corporate.........................................         7(75%)
 Foreign Corporate......................................         2(25%)
Average life of the Bonds in the Trust(2)............... 3.4 years
Percentage of "when, as and if issued" or "delayed de-
 livery" Bonds purchased by the Trust...................      None
Syndication(3)..........................................      None

-------------------
(1) The portfolio percentage in parenthesis represents the principal amount of such Bonds to the total principal amount of Bonds in the Trust. For a discussion of the risks associated with investments in the bonds of such issuers, see "Risk Factors" below.
(2) The average life of the Bonds in the Trust is calculated based upon the stated maturities of the Bonds in the Trust (or, with respect to Bonds for which funds or securities have been placed in escrow to redeem such Bonds on a stated call date, based upon such call date). The average life of the Bonds in the Trust may increase or decrease from time to time as Bonds mature or are called or sold.
(3) The Sponsor and its affiliates have participated as either the sole underwriter or manager or a member of underwriting syndicates from which approximately that percentage listed above of the aggregate principal amount of the Bonds in the Trust were acquired.
                                                                           HY-1
                               HIGH YIELD SERIES

EVEREN UNIT INVESTMENT TRUSTS SERIES 43

DEFINED HIGH YIELD CORPORATE INCOME SERIES 5 PORTFOLIO
AS OF THE INITIAL DATE OF DEPOSIT: MARCH 13, 1996

                                                                   RATING(2)
                                                            -----------------------
                                                                    STANDARD                        COST OF
 AGGREGATE                                                             &     DUFF &  REDEMPTION      BONDS
  PRINCIPAL   NAME OF ISSUER(1)(5)      COUPON    MATURITY  MOODY'S  POOR'S  PHELPS PROVISIONS(3) TO TRUST(4)
-------------------------------------------------------------------------------------------------------------
 $ 80,000   Cemex S.A. (7)            8.875% of  06/10/98   Ba3     NR       BB     Non-callable   $ 77,600
   80,000   Bancomer S.A. (7)         8.000% of  07/07/98   Ba2     NR       BB     Non-callable     76,400
   60,000   G-I Holdings (6)          0.000% of  10/01/98   Ba3     B+       NR     1996@100.00      48,750
   50,000   Domtar Inc.               11.750% of 03/15/99   Ba1     BB       NR     Non-callable     55,488
   80,000   Valassis Inserts          9.375% of  03/15/99   Ba3     BB-      NR     Non-callable     82,900
   40,000   Six Flags Entertainment   0.000% of  12/15/99   Baa3    BBB-     NR     Non-callable     31,324
             (6)
   80,000   Century Communications    9.500% of  08/15/2000 Ba3     BB-      NR     Non-callable     82,620
             Inc.
   90,000   Best Buy, Inc.            8.625% of  10/01/2000 Ba3     B+       BBB-   1998@102.50      89,168
   90,000   Reliance Group Holdings   9.000% of  11/15/2000 Ba3     BB+      NR     Non-callable     92,318
 --------                                                                                          --------
 $650,000                                                                                          $636,568
  ========                                                                                         ========

Diversification: [Diversification Pie Chart Appears here.]
  Telecommunications--Cable                                 12%
  Retail                                                    14%
  Marketing Services                                        12%
  Diversified Conglomerate                                   9%
  Cement Manufacturing                                      12%
  Banking                                                   13%
  Paper Products                                             8%
  Leisure Activities                                         6%
  Insurance                                                 14%

HY-2
                               HIGH YIELD SERIES

NOTES TO PORTFOLIO:

* These Bonds are "when, as and if issued" or "delayed delivery" and have expected settlement dates after the "First Settlement Date."

(1) Contracts to acquire Bonds were entered into by the Sponsor between March 11, 1996 and March 12, 1996. All Bonds are represented by regular way contracts, unless otherwise indicated, for the performance of which an irrevocable letter of credit has been deposited with the Trustee.

(2) A brief description of the applicable Standard & Poor's, Moody's and Duff & Phelps Credit Rating Co. rating symbols and their meanings is set forth under "Appendix: Description of Ratings." "N.R." indicates that the issue has not been rated by that rating agency. As of the Initial Date of Deposit the Bonds were rated as follows by Moody's (as a percentage of the Trust's total assets): Baa3, 6%; Ba1, 8%; Ba2, 12%, Ba3, 74%.

(3) There is shown under this heading the year in which each issue of Bonds is initially or currently redeemable and the redemption price for that year; unless otherwise indicated, each issue continues to be redeemable at declining prices thereafter, but not below par value. The prices at which the Bonds may be redeemed or called prior to maturity may or may not include a premium and, in certain cases, may be less than the cost of the Bonds to the Trust. In addition, certain Bonds in the portfolio may be redeemed in whole or in part other than by operation of the stated redemption provisions under certain unusual or extraordinary circumstances specified in the instruments setting forth the terms and provisions of such Bonds. "S.F." indicates that a sinking fund is established with respect to that issue of Bonds.

(4) During the initial offering period, evaluations of Bonds are made on the basis of current offering side evaluations of the Bonds. The aggregate offering price is greater than the aggregate bid price of the Bonds, which is the basis on which the Redemption Price will be determined for purposes of redemption of Units after the initial offering period.

(5) Other information regarding the Bonds in the Trust, at the opening of business on the Initial Date of Deposit, is as follows:

                                                                ANNUAL
                                            COST OF  PROFIT OR INTEREST BID SIDE
                                            BONDS TO (LOSS) TO  INCOME  VALUE OF
                                            SPONSOR   SPONSOR  TO TRUST  BONDS
                                            -------- --------- -------- --------
   High Yield Series 5..................... $634,129  $2,439   $50,338  $626,693

  The Cost of Bonds to Sponsor and Profit or (Loss) to Sponsor reflect portfolio hedging transaction costs, hedging gains or losses, and certain other carrying costs.

(6) This Bond was issued at an original issue discount. The tax effect of Bonds issued at an original issue discount is described in "Federal Tax Status". This Bond has been purchased at a deep discount from the par value because there is little or no stated interest income thereon. Bonds which pay no interest are normally described as "zero coupon" bonds. Over the life of bonds purchased at a deep discount the value of such bonds will increase such that upon maturity the holders of such bonds will receive 100% of the principal amount thereof. Approximately 15% of the aggregate principal amount of the Bonds in the Trust were issued at an original issue discount.

(7) This Bond is as obligation of a Mexican corporation.
                                                                           HY-3
                               HIGH YIELD SERIES

RISK FACTORS

General. An investment in Units of the Trust should be made with an understanding of the risks that an investment in "high yield", high risk, fixed rate, corporate debt obligations or "junk bonds" may entail, including increased credit risks and the risk that the value of the Units will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of fixed-rate, debt obligations generally, Securities such as those included in the Trust are, under most circumstances, subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher rated securities, and their value may decline precipitously because of increases in interest rates not only because the increases in rates generally decrease values but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high yield, high risk securities resulting in a higher incidence of defaults among high yield, high risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high yield, high risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest on a large portion of their bank debt. This reduces exposure to increasing interest rates but reduces the benefit to the issuer of declining rates. The Sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future. The portfolio consists of Bonds that, in many cases, do not have the benefit of covenants that would prevent the issuer from engaging in capital restructurings or borrowing transactions in connection with corporate acquisitions, leveraged buy outs or restructurings that could have the effect of reducing the ability of the issuer to meet its obligations and might result in the ratings of the Bonds and the value of the underlying portfolio being reduced.

The Bonds in the Trust consist of "high yield, high risk" corporate bonds. "High yield" or "junk" bonds, the generic names for corporate bonds rated below BBB by Standard & Poor's or Duff & Phelps Credit Rating Co. or below Baa by Moody's Investor Service, Inc., are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. The market for high yield bonds is very specialized and investors in it have been predominantly financial institutions. High yield bonds are generally not listed on a national securities exchange. Trading of high yield bonds, therefore, takes place primarily in over-the-counter markets which consist of groups of dealer firms that are typically major securities firms. Because the high yield bond market is a dealer market, rather than an auction market, no single obtainable price for a given bond prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the Bonds may depend on whether dealers will make a market in the Bonds. There can be no assurance that a market will be made for any of the Bonds, that any market for the Bonds will be maintained or of the liquidity of the Bonds in any markets made. Not all dealers maintain markets in all high yield bonds. Therefore, since there are fewer traders in these bonds than there are in "investment grade" bonds, the bid-offer spread is usually greater for high yield bonds than it is for investment grade bonds. The price at which the Securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the Bonds are limited or absent. If the rate of redemptions is great, the value of the Trust may decline to a level that requires liquidation (see "General Information--Administration of the Trusts--Amendment and Termination").
HY-4
                               HIGH YIELD SERIES

Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a Bond is recharacterized as equity by the Internal Revenue Service for Federal income tax purposes, the issuer's interest deduction with respect to the Bond will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities in the Trust, the yields and prices of these securities tend to fluctuate more than higher-rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high yield, high risk, fixed-income securities may fluctuate more than the market value of higher-rated securities since high yield, high risk, fixed-income securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess less creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High yield, high risk bonds are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities which carry lower ratings.

The value of the Units reflects the value of the portfolio securities, including the value (if any) of securities in default. Should the issuer of any Bond default in the payment of principal or interest, the Trust may incur additional expenses seeking payment on the defaulted Bond. Because amounts (if any) recovered by the Trust in payment under the defaulted Bond may not be reflected in the value of the Units until actually received by the Trust, and depending upon when a Unitholder purchases or sells his Units, it is possible that a Unitholder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

High yield, high risk bonds are generally subordinated bonds. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated bonds of an issuer is subordinated in right of payment to the payment of senior bonds of the issuer. Senior bonds generally include most, if not all, significant debt bonds of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated bonds upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

Bonds that are rated lower than BBB by Standard & Poor's or Duff & Phelps or Baa by Moody's, respectively, should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of the Trust and consider their ability to assume the risks involved before making an investment in the Trust. See "Appendix:
Description of Ratings" for a description of speculative ratings issued by Standard & Poor's, Duff & Phelps and Moody's.

Foreign Issuers. Certain of the Bonds in a Trust may be securities of foreign issuers. It is appropriate for investors in such a Trust to consider certain investment risks that distinguish investments in Bonds of foreign issuers from those of domestic issuers. Those investment risks include future political and

                                                                           HY-5
                               HIGH YIELD SERIES
economic developments, the possible imposition of withholding taxes on interest income payable on the Bonds held in a portfolio, the possible seizure or nationalization of foreign deposits, the possible establishment of exchange controls or the adoption of other foreign governmental restrictions (including expropriation, burdensome or confiscatory taxation and moratoriums) which might adversely affect the payment or receipt of payment of amounts due on the Bonds. Investors should realize that, although a Trust invests in U.S. dollar denominated investments, the foreign issuers which operate internationally are subject to currency risks. The value of Bonds can be adversely affected by political or social instability and unfavorable diplomatic or other negative developments. In addition, because many foreign issuers are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may, be less publicly available information about the foreign issuer than a U.S. domestic issuer. Foreign issuers also are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. domestic issuers.

Liquidity. The Bonds in a Trust may not have been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of the Act. Most of the Bonds will not be listed on a securities exchange. Whether or not the Bonds are listed, the principal trading market for the Bonds will generally be in the over-the-counter market. As a result, the existence of a liquid trading market for the Bonds may depend on whether dealers will make a market in the Bonds. There can be no assurance that a market will be made for any of the Bonds, that any market for the Bonds will be maintained, or of the liquidity of the Bonds in any markets made. The price at which the Bonds may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the Bonds are limited or absent. A Trust may also contain nonexempt Bonds in registered form which have been purchased on a private placement basis. Sales of theses Bonds may not be practicable outside the United States, but can generally be made in U.S. institutions in the private placement market which may not be as liquid as the general U.S. securities market. Since the private placement market is less liquid, the prices received may be less than would have been received had the markets been broader.

Exchange Controls. On the basis of the best information available to the Sponsor at the present time none of the Bonds is subject to exchange control restrictions under existing law which would materially interfere with payment to a Trust of amounts due on the Bonds. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payments to a Trust. In addition, the adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of the Bonds in a Trust and on the ability of a Trust to satisfy its obligation to redeem Units tendered to the Trustee for redemption.

Jurisdiction over, and U.S. Judgments Concerning, Foreign Obligors. Non-U.S. issuers of the Bonds will generally not have submitted to the jurisdiction of U.S. courts for purposes of lawsuits relating to those Bonds. If a Trust contains Bonds of such an issuer, the Trust as a holder of those obligations may not be able to assert its rights in U.S. courts under the documents pursuant to which the Bonds are issued. Even if a Trust obtains a U.S. judgment against a foreign obligor, there can be no assurance that the judgment will be enforced by a court in the country in which the foreign obligor is located. In addition, a judgment for money damages by a court in the United States if obtained, will ordinarily be rendered only in U.S. dollars. It is not clear, however, whether, in granting a judgment, the rate of conversion of the applicable foreign currency into U.S. dollars would be determined with reference to the due date or the date the judgment is rendered. Courts in other countries may have rules that are similar to, or different from, the rules of the U.S. courts.

Mexico. Certain of the Bonds are issued by companies incorporated or headquartered in Mexico. Investment in Securities issued by Mexican companies involves risks not typically associated with investments in securities of U.S. companies. Certain of these risks include high rates of inflation and

HY-6
                               HIGH YIELD SERIES
interest with respect to the Mexican economy, the limited liquidity and relatively small market capitalization of the Mexican securities market, potential delays in settlement transactions, relatively higher price volatility, restrictions on foreign investment, political and social uncertainties, governmental involvement in the economy and significant foreign currency devaluations and fluctuations.

Throughout much of the 1980s the Mexican economy experienced high rates of inflation and interest, low or negative rates of growth, declining savings and investment, capital flight and excessive domestic and foreign indebtedness. Mexico is currently one of the largest debtor nations among developing countries to commercial banks and foreign governments. However, the Mexican economy experienced gradual improvements in many areas from 1988 to late 1994. The implementation of restrictive fiscal and monetary policies, price and wage agreements and restructuring of public foreign debt contributed to a reduction of inflation rates from 51.7% in 1988 to 11.9% in 1992. These policies also contributed to a reduction in interest rates from 157.1% per annum on 28-day Cetes (Mexican Treasury Bills) in January 1988 to 13.86% on September 8, 1993. Effective January 1, 1993, the Mexican Congress approved the establishment of a new currency unit, the "New Peso," to replace the Peso at a rate of one New Peso per one thousand Pesos.

The Mexican Peso has historically been subject to large devaluations. The value of the Peso is determined by a free market exchange rate monitored by Banco de Mexico. Prior to December 20, 1994 the devaluation of the Peso against the U.S. Dollar was allowed at a maximum rate of 0.40 Peso per U.S. Dollar per day. On December 16, 1994, Mexico's Finance Minister stated that there would be no change in Peso policy. However, on December 20, 1994, the Mexican government altered this policy and the maximum devaluation rate of the Peso against the U.S. Dollar was lowered by 0.53 Peso, increasing the devaluation limit to 13.25%. Consequently, on December 20, 1994, the Peso closed at 3.96 Pesos per U.S. Dollar, a decline of 12.7% from the previous day. Following the December 20 devaluation the Mexican government resumed the previous policy of limiting the maximum daily devaluation of 0.40 Peso per U.S. Dollar. Two months after the devaluation, the Peso had lost approximately 40% of its value against the U.S. Dollar and the interest rate on 28-day Mexican Treasury Bills was approximately 60% (up from approximately 15% prior to the devaluation).

In addition to various international loan and credit packages provided to Mexico, the United States has reached agreement with Mexico on a multi-billion dollar loan plan to aid Mexico. The U.S. plan generally provides for the U.S. to make substantial loans available to Mexico over several months provided Mexico meets various economic policy conditions set forth in the agreement relating to government spending, money-supply growth and inflation. There can be no assurance of the effects, if any, that any loan plan will have on the Mexican economy. In recent months, the Mexican economy has been subject to increasing inflation and interest rates, low economic growth and large fluctuations in the value of the Peso. The Sponsor cannot predict whether these trends will continue or the effect, if any, they will have on the Securities in the Trust.

Significant future devaluations of the Peso, or the imposition of restrictive exchange control policies by the Mexican government, could adversely impact the ability of the Mexican companies which make up the Trust to obtain or transfer U.S. Dollars in order to satisfy their U.S. Dollar denominated obligations. Any economic setback or perceived economic instability in the United States may have an adverse effect upon the value of the Securities issued by Mexican companies.

A significant portion of the revenues of the companies in which the Trust invests will result from international sales. The international business of these companies is subject to risks common to
                                                                           HY-7
                               HIGH YIELD SERIES
international activities (in addition to those risks described herein regarding Mexican economic and trade factors) such as political and economic instability, the difficulty of administering business abroad and the need to comply with export laws, tariff regulations and regulatory requirements. The dollar cost of the operations of these companies, and the dollar "carrying value" of certain assets and liabilities of these companies will be influenced by relative rates of inflation between the countries in which they do business and prevailing exchange rates.

COMPENSATION FOR FOREIGN WITHHOLDING TAX

Certain of the Bonds are subject to non-U.S. ("foreign") withholding taxes. Certain issuers of Bonds which are subject to foreign withholding taxes have generally agreed, subject to certain exceptions, to make additional payments ("Additional Payments") which together with other payments are intended to compensate the holder of the Bond for the imposition of certain withholding taxes. However, both the calculation of the Additional Payment and whether the Additional Payment compensates the holder of the Bond for any related penalties, interest or other charges imposed in connection with any applicable foreign withholding taxes are likely to differ from Bond to Bond. Moreover, the Additional Payment is itself treated as taxable income to Unitholders for U.S. income tax purposes. The Additional Payment may not be based upon a "gross-up" formula which would otherwise compensate an investor for the tax liability triggered by the receipt of the Additional Payment. For any of these reasons, an investor may not be adequately compensated for the actual foreign withholding tax liabilities incurred. If the Trust obtains a certificate from an issuer evidencing payment of foreign withholding taxes with respect to a Bond, the Trust will so notify Unitholders. A Unitholder is required to include in his gross income the entire amount of interest paid on his pro rata portion of the Bond including the amount of tax withheld therefrom and the amount of any Additional Payment. However, if the foreign tax withheld constitutes an income tax for which U.S. foreign tax credits may be taken, the Unitholder may be able to obtain applicable foreign tax credits (subject to statutory limitations) or deductions. See "Federal Tax Status."

FEDERAL TAX STATUS

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

  1. The Trust is not an association taxable as a corporation for Federal income tax purposes.

  2. Each Unitholder will be considered the owner of a pro rata portion of each of the Trust assets for Federal income tax purposes under Subpart E, Subchapter J of Chapter 1 of the Internal Revenue Code of 1986 (the "Code"); and the income of the Trust will be treated as income of the Unitholders. Each Unitholder will be considered to have received his pro rata share of income derived from each Trust asset when such income is received by the Trust. Each Unitholder will also be required to include in taxable income for Federal income tax purposes, original issue discount with respect to his interest in any Bonds held by the Trust at the same time and in the same manner as though the Unitholder were the direct owner of such interest.

  3. Each Unitholder will have a taxable event when a Bond is disposed of (whether by sale, exchange, liquidation, redemption, or payment at maturity) or when the Unitholder redeems or sells his Units. A Unitholder's tax basis in his Units will equal his tax basis in his pro rata portion of all the assets of the Trust. Such basis is determined (before the adjustments described below) by apportioning the tax basis for the Units among each of the Trust assets according to value as of the valuation date nearest the date of acquisition of the Units. Unitholders must reduce the tax basis of their Units for their share of accrued interest received, if any, on Bonds delivered after the date the Unitholders pay for
HY-8
                               HIGH YIELD SERIES
  their Units to the extent such interest accrued on such Bonds during the period from the Unitholder's settlement date to the date such Bonds are delivered to the Trust and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. Gain or loss upon the sale or redemption of Units is measured by comparing the proceeds of such sale or redemption with the adjusted basis of the Units. If the Trustee disposes of Bonds, gain or loss is recognized to the Unitholder (subject to various nonrecognition provisions of the Code). The amount of any such gain or loss is measured by comparing the Unitholder's pro rata share of the total proceeds from such disposition with his basis for his fractional interest in the asset disposed of. The basis of each Unit and of each Bond which was issued with original issue discount (or which has market discount) must be increased by the amount of accrued original issue discount (and accrued market discount if the Unitholder elects to include market discount in income as it accrues) and the basis of each Unit and of each Bond which was purchased by the Trust at a premium must be reduced by the annual amortization of bond premium which the Unitholder has properly elected to amortize under Section 171 of the Code. The tax basis reduction requirements of the Code relating to amortization of bond premium may, under some circumstances, result in the Unitholder realizing a taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost. Original issue discount is effectively treated as interest for Federal income tax purposes and the amount of the original issue discount is generally the difference between the Bond's purchase price and its stated redemption price at maturity. A Unitholder will be required to include in gross income for each taxable year the sum of the daily portions of any original issue discount attributable to the Bonds held by the Trust as such original issue discount accrues for such year even though the income is not distributed to the Unitholders during such year unless a Bond's original issue discount is less than a "de minimis" amount as determined under the Code. To the extent the amount of such discount is less than the respective "de minimis" amount, such discount shall be treated as zero. In general, original issue discount accrues daily under a constant interest rate method which takes into account the semi-annual compounding of accrued interest. Unitholders should consult their tax advisers regarding the Federal income tax consequences and accretion of original issue discount.

Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by the Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him. It should be noted that as a result of the Tax Reform Act of 1986 (the "Act"), certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses paid by the Trust as miscellaneous itemized deductions subject to this limitation.

Premium. If a Unitholder's tax basis of his pro rata portion in any Bonds held by the Trust exceeds the amount payable by the issuer of the Bond with respect to such pro rata interest upon the maturity of the Bond, such excess would be considered premium which may be amortized by the Unitholder at the Unitholder's election as provided in Section 171 of the Code. Unitholders should consult their tax advisors regarding whether such election should be made and the manner of amortizing premium.

Original Issue Discount. Certain of the Bonds in the Trust may have been acquired with "original issue discount." In the case of any Bonds in the Trust acquired with "original issue discount" that exceeds a "de minimis" amount as specified in the Code, such discount is includable in taxable income of the Unitholders on an accrual basis computed daily, without regard to when payments of interest on such
                                                                            HY-9
                               HIGH YIELD SERIES

Bonds are received. The Code provides a complex set of rules regarding the accrual of original issue discount. These rules provide that original issue discount generally accrues on the basis of a constant compound interest rate over the term of the Bonds. Unitholders should consult their tax advisers as to the amount of original issue discount which accrues.

Special original issue discount rules apply if the purchase price of the Bond by the Trust exceeds its original issue price plus the amount of original issue discount which would have previously accrued based upon its issue price (its "adjusted issue price"). Similarly these special rules would apply to a Unitholder if the tax basis of his pro rata portion of a Bond issued with original issue discount exceeds his pro rata portion of its adjusted issue price. Unitholders should also consult their tax advisers regarding these special rules.

It is possible that a corporate Bond that has been issued at an original issue discount may be characterized as a "high-yield discount obligation" within the meaning of Section 163(e)(5) of the Code. To the extent that such an obligation is issued at a yield in excess of six percentage points over the applicable Federal rate, a portion of the original issue discount on such obligation will be characterized as a distribution on stock (e.g. dividends) for purposes of the dividends received deduction which is available to certain corporations with respect to certain dividends received by such corporation.

Market Discount. If a Unitholder's tax basis in his pro rata portion of Bonds is less than the allocable portion of such Bond's stated redemption price at maturity (or, if issued with original issue discount, the allocable portion of its "revised issue price"), such difference will constitute market discount unless the amount of market discount is "de minimis" as specified in the Code. Market discount accrues daily computed on a straight line basis, unless the Unitholder elects to calculate accrued market discount under a constant yield method. Unitholders should consult their tax advisors regarding whether such election should be made and as to the amount of market discount which accrues.

Accrued market discount is generally includable in taxable income to the Unitholders as ordinary income for Federal tax purposes upon the receipt of serial principal payments on the Bonds, on the sale, maturity or disposition of such Bonds by the Trust, and on the sale by a Unitholder of Units, unless a Unitholder elects to include the accrued market discount in taxable income as such discount accrues. If a Unitholder does not elect to annually include accrued market discount in taxable income as it accrues, deductions for any interest expense incurred by the Unitholder which is incurred to purchase or carry his Units will be reduced by such accrued market discount. In general, the portion of any interest expense which was not currently deductible would ultimately be deductible when the accrued market discount is included in income. Unitholders should consult their tax advisers regarding whether an election should be made to include market discount in income as it accrues and as to the amount of interest expense which may not be currently deductible.

Computation of the Unitholder's Tax Basis. The tax basis of a Unitholder with respect to his interest in a Bond is increased by the amount of original issue discount (and market discount, if the Unitholder elects to include market discount, if any, on the Bonds held by the Trust in income as it accrues) thereon properly included in the Unitholder's gross income as determined for Federal income tax purposes and reduced by the amount of any amortized premium which the Unitholder has properly elected to amortize under Section 171 of the Code. A Unitholder's tax basis in his Units will equal his tax basis in his pro rata portion of all of the assets of the Trust.
HY-10
                               HIGH YIELD SERIES

Recognition of Taxable Gain or Loss Upon Disposition of Obligations by the Trust or Disposition of Units. A Unitholder will recognize taxable capital gain (or loss) when all or part of his pro rata interest in a Bond is disposed of in a taxable transaction for an amount greater (or less) than his tax basis therefor. As previously discussed, gain realized on the disposition of the interest of a Unitholder in any Bond deemed to have been acquired with market discount will be treated as ordinary income to the extent the gain does not exceed the amount of accrued market discount not previously taken into income. Any capital gain or loss arising from the disposition of a Bond by the Trust or the disposition of Units by a Unitholder will be short-term capital gain or loss unless the Unitholder has held his Units for more than one year in which case such capital gain or loss will generally be long-term. For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28 percent. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed. The tax basis reduction requirements of the Code relating to amortization of bond premium may under some circumstances, result in the Unitholder realizing taxable gain when his Units are sold or redeemed for an amount equal to or less than his original cost.

If the Unitholder disposes of a Unit, he is deemed thereby to have disposed of his entire pro rata interest in all Trust assets including his pro rata portion of all of the Bonds represented by the Unit. This may result in a portion of the gain, if any, on such sale being taxable as ordinary income under the market discount rules (assuming no election was made by the Unitholder to include market discount in income as it accrues) as previously discussed.

"The Revenue Reconciliation Act of 1993" (the "Tax Act") raised tax rates on ordinary income while capital gains remain subject to a 28 percent maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

Foreign Investors. A Unitholder who is a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust) will not be subject to United States federal income taxes, including withholding taxes, on interest income (including any original issue discount) on, or any gain from the sale or other disposition of, his pro rata interest in any Bond or the sale of his Units provided that all of the following conditions are met: (i) the interest income or gain is not effectively connected with the conduct by the foreign investor of a trade or business within the United States, (ii) if the interest is United States source income (which is the case for most securities issued by United States issuers), the Bond is issued after July 18, 1984 (which is the case for each Bond held by the Trust), then the foreign investor does not own, directly or indirectly, 10% or more of the total combined voting power of all classes of voting stock of the issuer of the Bond and the foreign investor is not a controlled foreign corporation related (within the meaning of Section 864(d)(4) of the Code) to the issuer of the Bond, or (iii) with respect to any gain, the foreign investor (if an individual) is not present in the United States for 183 days or more during his or her taxable year and (iv) the foreign investor provides all certification which may be required of his status (foreign investors may contact the Sponsor to obtain a Form W-8 which must be filed with the Trustee and refiled every three calendar years thereafter). Foreign investors should consult their tax advisers with respect to United States tax consequences of ownership of Units. On December 7, 1995, the U.S. Treasury Department released proposed legislation that, if adopted, could affect the United States federal income taxation of such non-United States Unitholders and the portion of the Trust's income allocable to non-United States Unitholders.

                                                                           HY-11
                               HIGH YIELD SERIES

It should be noted that the Tax Act includes a provision which eliminates the exemption from United States taxation, including withholding taxes, for certain "contingent interest." The provision applies to interest received after December 31, 1993. No opinion is expressed herein regarding the potential applicability of this provision and whether United States taxation or withholding taxes could be imposed with respect to income derived from the Units as a result thereof. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

General. Each Unitholder (other than a foreign investor who has properly provided the certifications described above) will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by the Trust to such Unitholder (including amounts received upon the redemption of the Units) will be subject to back-up withholding.

It should be noted that payments to the Trust of interest on Bonds that are attributable to foreign corporations may be subject to foreign withholding taxes and Unitholders should consult their tax advisers regarding the potential tax consequences relating to the payment of any such withholding taxes by the Trust. Any interest withheld as a result thereof will nevertheless be treated as income to the Unitholders. Because under the grantor trust rules, an investor is deemed to have paid directly his share of foreign taxes that have been paid or accrued, if any, an investor may be entitled to a foreign tax credit or deduction for United States tax purposes with respect to such taxes. Investors should consult their tax advisers with respect to foreign withholding taxes and foreign tax credits.

The foregoing discussion relates only to United States Federal income taxes; Unitholders may be subject to state and local taxation in other jurisdictions (including a foreign investor's country of residence). Unitholders should consult their tax advisers regarding potential state, local, or foreign taxation with respect to the Units.

TAX REPORTING AND REALLOCATION

Because each Trust receives interest and makes monthly distributions based upon such Trust's expected total collections of interest and any anticipated expenses, certain tax reporting consequences may arise. Each Trust is required to report Unitholder information to the Internal Revenue Service ("IRS"), based upon the actual collection of interest by such Trust on the securities in such Trust, without regard to such Trust's expenses or to such Trust's payments to Unitholders during the year. If distributions to Unitholders exceed interest collected, the difference will be reported as a return of principal which will reduce a Unitholder's cost basis in its Units (and its pro rata interest in the securities in the Trust). A Unitholder must include in taxable income the amount of income reported by a Trust to the IRS regardless of the amount distributed to such Unitholder. If a Unitholder's share of taxable income exceeds income distributions made by a Trust to such Unitholder, such excess is in all likelihood attributable to the payment of miscellaneous expenses of such Trust which will not be deductible by an individual Unitholder as an itemized deduction except to the extent that the total amount of certain itemized deductions, such as investment expenses (which would include the Unitholder's share of Trust expenses), tax return preparation fees and employee business expenses, exceeds 2% of such Unitholder's adjusted gross income. Alternatively, in certain cases, such excess may represent an increase in the Unitholder's tax basis in the Units owned. Investors with questions regarding these issues should consult with their tax advisers.
HY-12
                               HIGH YIELD SERIES

ESTIMATED CASH FLOWS TO UNITHOLDERS

The table below sets forth the estimated distributions of interest and principal to Unitholders on a per Unit basis. The table assumes no changes in expenses, no changes in the current interest rates, no exchanges, redemptions, sales or prepayments of the underlying Bonds prior to maturity or expected retirement date and the receipt of principal upon maturity or expected retirement date. To the extent the foregoing assumptions change actual distributions will vary.

                                      ESTIMATED    ESTIMATED    ESTIMATED
                                       INTEREST    PRINCIPAL      TOTAL
                 DATES               DISTRIBUTION DISTRIBUTION DISTRIBUTION
     -----------------------------   ------------ ------------ ------------
     Monthly
      Apr 15, 1996                     $0.02728                  $0.02728
      May 15, 1996 to Jun 15, 1998     $0.06296                  $0.06296
      Jul 15, 1998                     $0.05841     $1.23077     $1.28918
      Aug 15, 1998                     $0.04996     $1.23077     $1.28073
      Sep 15, 1998                     $0.04606                  $0.04606
      Oct 15, 1998                     $0.04606     $0.92308     $0.98914
      Nov 15, 1998 to Mar 15, 1999     $0.04616                  $0.04616
      Apr 15, 1999                     $0.03759     $2.00000     $2.03759
      May 15, 1999 to Dec 15, 1999     $0.02936                  $0.02936
      Jan 15, 2000                     $0.02936     $0.61538     $0.64474
      Feb 15, 2000 to Aug 15, 2000     $0.02946                  $0.02946
      Sep 15, 2000                     $0.02459     $1.23077     $1.25536
      Oct 15, 2000                     $0.01986     $1.38462     $1.40448
      Nov 15, 2000                     $0.01006                  $0.01006
      Dec 15, 2000                     $0.00487     $1.38462     $1.38949

                                                                           HY-13
                               HIGH YIELD SERIES

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GENERAL INFORMATION

RATING OF UNITS

Standard & Poor's has rated the Units of any U.S. Treasury Portfolio Series or GNMA Portfolio Series "AAA." Because the Securities in an Insured Trust Fund in a Tax-Exempt Portfolio Series or an Insured Corporate Series are insured as to the scheduled payment of principal and interest and on the basis of the financial condition and the method of operation of the insurance companies referred to in "Insurance on the Bonds" for each such Trust, Standard & Poor's has also rated the Units of any Insured Trust Fund "AAA." This is the highest rating assigned by Standard & Poor's. Standard & Poor's has been compensated by the Sponsor for its services in rating Units of the Trust Funds.

A Standard & Poor's rating (as described by Standard & Poor's) on the units of an investment trust (hereinafter referred to collectively as "units" or "trust") is a current assessment of creditworthiness with respect to the investments held by such trust. This assessment takes into consideration the financial capacity of the issuers and of any guarantors, insurers, lessees, or mortgagors with respect to such investments. The assessment, however, does not take into account the extent to which trust expenses or portfolio asset sales for less than the trust's purchase price will reduce payment to the Unitholder of the interest and principal required to be paid on the portfolio assets. In addition, the rating is not a recommendation to purchase, sell, or hold units, inasmuch as the rating does not comment as to market price of the units or suitability for a particular investor.

Trusts rated "AAA" are composed exclusively of assets that are rated "AAA" by Standard & Poor's or have, in the opinion of Standard & Poor's, credit characteristics comparable to assets rated "AAA," or certain short-term investments. Standard & Poor's defines its "AAA" rating for such assets as the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is very strong.

Securities in an Insured Trust Fund for which insurance has been obtained by the Issuer or the Sponsor (all of which were rated "AAA" by Standard & Poor's and/or "Aaa" by Moody's Investors Service, Inc.) may or may not have a higher yield than uninsured Securities rated "AAA" by Standard & Poor's or "Aaa" by Moody's Investors Service, Inc. In selecting Securities for the portfolios of an Insured Trust Fund, the Sponsor has applied the criteria hereinbefore described.

TRUST INFORMATION

Because certain of the Securities in certain of the Trusts may from time to time under certain circumstances be sold or redeemed or will mature in accordance with their terms and because the proceeds from such events will be distributed to Unitholders and will not be reinvested, no assurance can be given that a Trust will retain for any length of time its present size and composition. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any Security. In the event of a failure to deliver any Security that has been purchased for a Trust under a contract, including those securities purchased on a "when, as and if issued" basis ("Failed Securities"), the Sponsor is authorized under the Trust Agreement to direct the Trustee to acquire other securities ("Replacement Securities") to make up the original corpus of such Trust.

Securities in certain of the Trust Funds may have been purchased on a "when, as and if issued" or delayed delivery basis with delivery expected to take place after the First Settlement Date. See "Notes to Portfolios" for each Trust. Accordingly, the delivery of such Securities may be delayed or may not occur. Interest on these Securities begins accruing to the benefit of Unitholders on their respective dates of
                                                                           GI-1
                              GENERAL INFORMATION
delivery. To the extent any Municipal Bonds in a Tax-Exempt Portfolio are actually delivered to such Trust after their respective expected dates of delivery, Unitholders who purchase Units in such Trust prior to the date such "when, as and if issued" or "delayed delivery" Municipal Bonds are actually delivered to the Trustee would, to the extent such income is not offset by a reduction in the Trustee's fee (or, to the extent necessary, other expenses), be required to reduce their tax basis in their Units of such Trust since the interest accruing on such Municipal Bonds during the interval between their purchase of Units and the actual delivery of such Municipal Bonds would, for tax purposes, be considered a non-taxable return of principal rather than as tax-exempt interest. The result of such adjustment, if necessary, would be, during the first year only, that the Estimated Long-Term Returns may be, and the Estimated Current Returns would be, slightly lower than those shown herein, assuming such Trust portfolios and estimated annual expenses do not vary. See footnote (4) to "Essential Information." Unitholders of all Trusts will be "at risk" with respect to any "when, as and if issued" or "delayed delivery" Securities included in their respective Trust (i.e., may derive either gain or loss from fluctuations in the evaluation of such Securities) from the date they commit for Units.

The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a Security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities (i) must be payable in United States currency, (ii) must be purchased at a price that results in a yield to maturity and a current return at least equal to that of the Failed Securities as of the Initial Date of Deposit, (iii) shall not be "when, as and if issued" or restricted securities, (iv) must satisfy any rating criteria for Securities originally included in such Trust, (v) not cause the Units of such Trust to cease to be rated AAA by Standard & Poor's if the Units were so rated on the Initial Date of Deposit and (vi) in the case of Insured Trust Funds must be insured prior to acquisition by a Trust. In connection with an Insured Corporate Series, an Investment Grade Series or High Yield Series, Replacement Securities also must be bonds, debentures, notes or other straight debt obligations (whether secured or unsecured and whether senior or subordinated) without equity or other conversion features, with fixed maturity dates substantially the same as those of the Failed Securities having no warrants or subscription privileges attached and (ii) be issued after July 18, 1984 if interest thereon is United States source income. In connection with a Tax-Exempt Portfolio only, Replacement Securities must also (i) be tax-exempt bonds issued by the appropriate state or counties, municipalities, authorities or political subdivisions thereof and (ii) have a fixed maturity date of at least 3 years if the bonds are to be deposited in a trust other than a long-term trust or at least 10 years if the bonds are to be deposited in a long-term trust. Whenever a Replacement Security is acquired for a Trust, the Trustee shall, within five days thereafter, notify all Unitholders of the Trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the Trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the Securities in a Trust are acquired, the Trustee will have no power to vary the investments of the Trust, i.e., the Trustee will have no managerial power to take advantage of market variations to improve a Unitholder's investment.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the Sponsor will refund the sales charge attributable to such Failed Securities to all Unitholders of the Trust Fund and the Trustee will distribute the principal and accrued interest attributable to such Failed Securities not more than 30 days after the date on which the Trustee would have been required to purchase a Replacement Security. In addition, Unitholders should be aware that, at the time of receipt of such principal, they may not be able to
GI-2
                              GENERAL INFORMATION
reinvest such proceeds in other securities at a yield equal to or in excess of the yield which such proceeds would have earned for Unitholders of such Trust Fund.

Whether or not a Replacement Security is acquired, an amount equal to the accrued interest (at the coupon rate of the Failed Securities) will be paid to Unitholders of the Trust Fund to the date the Sponsor removes the Failed Securities from the Trust Fund if the Sponsor determines not to purchase a Replacement Security or to the date of substitution if a Replacement Security is purchased. All such interest paid to Unitholders which accrued after the date of settlement for a purchase of Units will be paid by the Sponsor. In the event a Replacement Security could not be acquired by a Trust, the net annual interest income per Unit for such Trust would be reduced and the Estimated Current Return and Estimated Long-Term Return might be lowered.

Subsequent to the Initial Date of Deposit, a Security may cease to be rated or its rating may be reduced below any minimum required as of the Initial Date of Deposit. Neither event requires the elimination of such investment from a Trust, but may be considered in the Sponsor's determination to direct the Trustee to dispose of such investment. See "General Information--Investment Supervision."

The Sponsor may not alter the portfolio of a Trust except upon the happening of certain extraordinary circumstances. See "General Information--Investment Supervision." Certain of the Securities may be subject to optional call or mandatory redemption pursuant to sinking fund provisions, in each case prior to their stated maturity. A bond subject to optional call is one which is subject to redemption or refunding prior to maturity at the option of the issuer, often at a premium over par. A refunding is a method by which a bond issue is redeemed, at or before maturity, by the proceeds of a new bond issue. A bond subject to sinking fund redemption is one which is subject to partial call from time to time at par with proceeds from a fund accumulated for the scheduled retirement of a portion of an issue to maturity. Special or extraordinary redemption provisions may provide for redemption at par of all or a portion of an issue upon the occurrence of certain circumstances, which may be prior to the optional call dates shown under "Portfolio" for each Trust. Redemption pursuant to optional call provisions is more likely to occur, and redemption pursuant to special or extraordinary redemption provisions may occur, when the Securities have an offering side evaluation which represents a premium over par, that is, when they are able to be refinanced at a lower cost. The proceeds from any such call or redemption pursuant to sinking fund provisions, as well as proceeds from the sale of Securities and from Securities which mature in accordance with their terms from a Trust, unless utilized to pay for Units tendered for redemption, will be distributed to Unitholders of such Trust and will not be used to purchase additional Securities for such Trust. Accordingly, any such call, redemption, sale or maturity will reduce the size and diversity of a Trust and the net annual interest income of such Trust and may reduce the Estimated Current Return and the Estimated Long-Term Return. See "General Information--Interest, Estimated Long-Term Return and Estimated Current Return." The call, redemption, sale or maturity of Securities also may have tax consequences to a Unitholder. See "Federal Tax Status" for each Trust. Information with respect to the call provisions and maturity dates of the Securities is contained in "Portfolio" for each Trust.

Each Unit of a Trust represents an undivided fractional interest in the Securities deposited therein, in the ratio shown under "Essential
Information." Units may be purchased and certificates, if requested, will be issued in denominations of one Unit or any multiple or fraction thereof, subject to each Trust's minimum investment requirement of one Unit. Fractions of Units will be computed to three decimal points. To the extent that Units of a Trust are redeemed, the principal amount of Securities in such Trust will be reduced
                                                                           GI-3
                              GENERAL INFORMATION
and the undivided fractional interest represented by each outstanding Unit of such Trust will increase. See "General Information--Redemption."

Certain of the Securities in certain of the Trusts may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased and deposited in the Trusts were lower than the current market interest rates for newly issued bonds of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. A discount security held to maturity will have a larger portion of its total return in the form of taxable income and capital gain and loss in the form of tax-exempt interest income than a comparable security newly issued at current market rates. See "Federal Tax Status." Market discount attributable to interest changes does not indicate a lack of market confidence in the issue. Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities.

Certain of the Securities in certain of the Trust Funds may be "zero coupon" bonds, i.e., an original issue discount bond that does not provide for the payment of current interest. Zero coupon bonds are purchased at a deep discount because the buyer receives only the right to receive a final payment at the maturity of the bond and does not receive any periodic interest payments. The effect of owning deep discount bonds which do not make current interest payments (such as the zero coupon bonds) is that a fixed yield is earned not only on the original investment but also, in effect, on all discount earned during the life of such obligation. This implicit reinvestment of earnings at the same rate eliminates the risk of being unable to reinvest the income on such obligation at a rate as high as the implicit yield on the discount obligation, but at the same time eliminates the holder's ability to reinvest at higher rates in the future. For this reason, zero coupon bonds are subject to substantially greater price fluctuations during periods of changing market interest rates than are securities of comparable quality which pay interest currently. For the Federal tax consequences of original issue discount securities such as the zero coupon bonds, see "Federal Tax Status" for each Trust.

To the best of the Sponsor's knowledge, there is no litigation pending as of the Initial Date of Deposit in respect of any Security which might reasonably be expected to have a material adverse effect on the Trust Funds. At any time after the Initial Date of Deposit, litigation may be instituted on a variety of grounds with respect to the Securities. The Sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the Trust Funds. The Sponsor and the Trustee shall not be liable in any way for any default, failure or defect in any Security.

RETIREMENT PLANS

Units of the Trusts (other than a Tax-Exempt Portfolio) may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans, certain of which are briefly described below.
GI-4
                              GENERAL INFORMATION

Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The Trusts will waive the $1,000 minimum investment requirement for IRA accounts. The minimum investment is $250 for tax-deferred plans such as IRA accounts. Fees and charges with respect to such plans may vary.

Individual Retirement Account--IRA. Any individual under age 70 1/2 may contribute the lesser of $2,000 or 100% of compensation to an IRA annually. Such contributions are fully deductible if the individual (and spouse if filing jointly) are not covered by a retirement plan at work. The deductible amount an individual may contribute to an IRA will be reduced $10 for each $50 of adjusted gross income over $25,000 ($40,000 if married, filing jointly or $0 if married, filing separately), if either an individual or their spouse (if married, filing jointly) is an active participant in an employer maintained retirement plan. Thus, if an individual has adjusted gross income over $35,000 ($50,000 if married, filing jointly or $0 if married, filing separately) and if an individual or their spouse is an active participant in an employer maintained retirement plan, no IRA deduction is permitted. Under the Internal Revenue Code of 1986, as amended (the "Code"), an individual may make nondeductible contributions to the extent deductible contributions are not allowed. All distributions from an IRA (other than the return of certain excess contributions) are treated as ordinary income for federal income taxation purposes provided that under the Code an individual need not pay tax on the return of nondeductible contributions. The amount includable in income for the taxable year is the portion of the amount withdrawn for the taxable year as the individual's aggregate deductible IRA contributions bear to the aggregate balance of all IRAs of the individual.

A participant's interest in an IRA must be, or commence to be, distributed to the participant not later than April 1 of the calendar year following the year during which the participant attains age 70 1/2. Distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability, or where the amount distributed is to be rolled over to another IRA, or where the distributions are taken as a series of substantially equal periodic payments over the participant's life or life expectancy (or the joint lives or life expectancies of the participant and the designated beneficiary) are generally subject to a surtax in an amount equal to 10% of the distribution. The amount of such periodic payments may not be modified before the later of five years or attainment of age 59 1/2. Excess contributions are subject to an annual 6% excise tax.

IRA applications, disclosure statements and trust agreements are available from the Sponsor upon request.

Qualified Retirement Plans. Units of a Trust may be purchased by qualified pension or profit sharing plans maintained by corporations, partnerships or sole proprietors. The maximum annual contribution for a participant in a money purchase pension plan or to paired profit sharing and pension plans is the lesser of 25% of compensation or $30,000. Prototype plan documents for establishing qualified retirement plans are available from the Sponsor upon request.

Excess Distributions Tax. In addition to the other taxes due by reason of a plan distribution, a tax of 15% may apply to certain aggregate distributions from IRAs, Keogh plans, and corporate retirement plans to the extent such aggregate taxable distributions exceed specified amounts (generally $150,000, as adjusted) during a tax year. This 15% tax will not apply to distributions on account of death, qualified
                                                                           GI-5
                              GENERAL INFORMATION
domestic relations orders or amounts eligible for tax-deferred rollover treatment. In general, for lump sum distributions the excess distributions over $750,000 (as adjusted) will be subject to the 15% tax.

The Trustee has agreed to act as custodian for certain retirement plan accounts. An annual fee of $12.00 per account, if not paid separately, will be assessed by the Trustee and paid through the liquidation of shares of the reinvestment account. An individual wishing the Trustee to act as custodian must complete an EVEREN UIT/IRA application and forward it along with a check made payable to The Bank of New York. Certificates for Individual Retirement Accounts cannot be issued.

DISTRIBUTION REINVESTMENT

Each Unitholder of a Trust may elect to have distributions of principal (including capital gains, if any) or interest or both automatically invested without charge in shares of any mutual fund which is registered in such Unitholder's state of residence and is underwritten or advised by Kemper Financial Services, Inc. (the "Kemper Funds"), other than those Kemper Funds sold with a contingent deferred sales charge.

If individuals indicate they wish to participate in the Reinvestment Program but do not designate a reinvestment fund, the Program Agent referred to below will contact such individuals to determine which reinvestment fund or funds they wish to elect. Since the portfolio securities and investment objectives of such Kemper Funds generally will differ significantly from that of the Trusts, Unitholders should carefully consider the consequences before selecting such Kemper Funds for reinvestment. Detailed information with respect to the investment objectives and the management of the Funds is contained in their respective prospectuses, which can be obtained from the Sponsor upon request. An investor should read the prospectus of the reinvestment fund selected prior to making the election to reinvest. Unitholders who desire to have such distributions automatically reinvested should inform their broker at the time of purchase or should file with the Program Agent a written notice of election.

Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the Record Date applicable to any distribution in order to be in effect for such Record Date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent. See "General Information--Unitholders--Distributions to Unitholders."

The Program Agent is The Bank of New York. All inquiries concerning participation in distribution reinvestment should be directed to the Program Agent at its corporate trust office.

INTEREST, ESTIMATED LONG-TERM RETURN AND ESTIMATED CURRENT RETURN

As of the opening of business on the Initial Date of Deposit, the Estimated Long-Term Return and the Estimated Current Return, if applicable, for each Trust were as set forth in the "Essential Information" for each Trust. Estimated Current Return is calculated by dividing the estimated net annual interest income per Unit by the Public Offering Price. The estimated net annual interest income per Unit will vary with changes in fees and expenses of the Trustee, the Sponsor and the Evaluator and with the principal prepayment, redemption, maturity, exchange or sale of the Securities while the Public Offering Price will
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                              GENERAL INFORMATION
vary with changes in the offering price of the underlying Securities and accrued interest; therefore, there is no assurance that the present Estimated Current Return will be realized in the future. Estimated Long-Term Return is calculated using a formula which (1) takes into consideration, and determines and factors in the relative weightings of, the market values, yields (which takes into account the amortization of premiums and the accretion of discounts) and estimated retirements or average life of all of the Securities in a Trust and (2) takes into account the expenses and sales charge associated with each Trust Unit. Since the market values and estimated retirements of the Securities and the expenses of a Trust will change, there is no assurance that the present Estimated Long-Term Return will be realized in the future. Estimated Current Return and Estimated Long-Term Return are expected to differ because the calculation of Estimated Long-Term Return reflects the estimated date and amount of principal returned while Estimated Current Return calculations include only net annual interest income and Public Offering Price.

In order to acquire certain of the Securities contracted for by a Trust, it may be necessary for the Sponsor or Trustee to pay on the dates for delivery of such Securities amounts covering accrued interest on such Securities which exceed the amount which will be made available in the letter of credit furnished by the Sponsor on the Initial Date of Deposit. The Trustee has agreed to pay any amounts necessary to cover any such excess and will be reimbursed therefor, without interest, when funds become available from interest payments on the Securities deposited in that Trust.

Payments received in respect of mortgages underlying Ginnie Maes in each series of a GNMA Portfolio will consist of a portion representing interest and a portion representing principal. Although the aggregate monthly payment made by the obligor on each mortgage remains constant (aside from optional prepayments of principal), in the early years most of each such payment will represent interest, while in later years, the proportion representing interest will decline and the proportion representing principal will increase. However, by reason of optional prepayments, principal payments in the earlier years on mortgages underlying Ginnie Maes may be substantially in excess of those required by the amortization schedules of such mortgages. Therefore, principal payments in later years may be substantially less since the aggregate unpaid principal balances of such underlying mortgages may have been greatly reduced. To the extent that the underlying mortgages bearing higher interest rates in a GNMA Portfolio are prepaid faster than the other underlying mortgages, the net annual interest rate per Unit and the Estimated Current Return on the Units of a GNMA Portfolio can be expected to decline. Monthly payments to the Unitholders of a GNMA Portfolio will reflect all of these factors.

MARKET FOR UNITS

After the initial offering period, while not obligated to do so, the Sponsor intends to, and certain of the Underwriters may, subject to change at any time, maintain a market for Units of the Trust Funds offered hereby and to continuously offer to purchase said Units at prices, determined by the Evaluator, based on the aggregate bid prices of the underlying Securities in such Trusts, together with accrued interest to the expected dates of settlement. To the extent that a market is maintained during the initial offering period, the prices at which Units will be repurchased will be based upon the aggregate offering side evaluation of the Securities in the Trusts. The aggregate bid prices of the underlying Securities in each Trust are expected to be less than the related aggregate offering prices (which is the evaluation method used during the initial public offering period). Accordingly, Unitholders who wish to dispose of their Units should inquire of their bank or broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof.

The offering price of any Units resold by the Sponsor or Underwriters will be in accord with that described in the currently effective Prospectus describing such Units. Any profit or loss resulting from the
                                                                           GI-7
                              GENERAL INFORMATION
resale of such Units will belong to the Sponsor and/or the Underwriters. The Sponsor and/or the Underwriters may suspend or discontinue purchases of Units of any Trust if the supply of Units exceeds demand, or for other business reasons.

REDEMPTION

A Unitholder who does not dispose of Units in the secondary market described above may cause Units to be redeemed by the Trustee by making a written request to the Trustee, The Bank of New York, 101 Barclay Street, New York, New York 10286, and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, properly endorsed or accompanied by a written instrument or instruments of transfer in a form satisfactory to the Trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. If the amount of the redemption is $25,000 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. A certificate should only be sent by registered or certified mail for the protection of the Unitholder. Since tender of the certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchasers.

Redemption shall be made by the Trustee on the third business day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the Redemption Price for such Trust, determined as set forth below under "Computation of Redemption Price," as of the evaluation time stated under "Essential Information," next following such tender, multiplied by the number of Units being redeemed. Any Units redeemed shall be cancelled and any undivided fractional interest in the Trust extinguished. The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the value of the Securities in the Trust at the time of redemption.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a certain percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, any time a Unitholder elects to tender Units for redemption, such Unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing interest shall be withdrawn from the Interest Account for such Trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Principal Account for such Trust. The Trustee is empowered to sell Securities GI-8
                              GENERAL INFORMATION
for a Trust in order to make funds available for the redemption of Units of such Trust. Such sale may be required when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. To the extent Securities are sold, the size and diversity of a Trust will be reduced.

In the case of a U.S. Treasury Portfolio or a GNMA Portfolio, Securities will be sold by the Trustee so as to maintain, as closely as practicable, the original percentage relationship between the principal amounts of the Securities in such Trusts. The Securities to be sold for purposes of redeeming Units will be selected from a list supplied by the Sponsor. The Securities will be chosen for this list by the Sponsor on the basis of such market and credit factors as it may determine are in the best interests of such Trusts. Provision is made under the related Trust Agreements for the Sponsor to specify minimum face amounts in which blocks of Securities are to be sold in order to obtain the best price available. While such minimum amounts may vary from time to time in accordance with market conditions, it is anticipated that the minimum face amounts which would be specified would range from $25,000 to $100,000. Sales may be required at a time when the Securities would not otherwise be sold and might result in lower prices than might otherwise be realized. Moreover, due to the minimum principal amount in which U.S. Treasury Obligations and Ginnie Maes may be required to be sold, the proceeds of such sales may exceed the amount necessary for payment of Units redeemed. To the extent not used to meet other redemption requests in such Trusts, such excess proceeds will be distributed pro rata to all remaining Unitholders of record of such Trusts, unless reinvested in substitute Securities. See "General Information--Investment Supervision."

The Trustee is irrevocably authorized in its discretion, if an Underwriter does not elect to purchase any Unit tendered for redemption, in lieu of redeeming such Units, to sell such Units in the over-the-counter market for the account of tendering Unitholders at prices which will return to the Unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the Redemption Price for such Units. In the event of any such sale, the Trustee shall pay the net proceeds thereof to the Unitholders on the day they would otherwise be entitled to receive payment of the Redemption Price.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the Trustee of Securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying Securities in accordance with the Trust Agreements; or (3) for such other period as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Computation of Redemption Price. The Redemption Price for Units of each Trust is computed by the Evaluator as of the evaluation time stated under "Essential Information" next occurring after the tendering of a Unit for redemption and on any other business day desired by it, by:

A. adding: (1) the cash on hand in the Trust other than cash deposited in the Trust to purchase Securities not applied to the purchase of such Securities;
(2) the aggregate value of each issue of the Securities (including "when issued" contracts, if any) held in the Trust as determined by the Evaluator on the basis of bid prices therefor; and (3) interest accrued and unpaid on the Securities in the Trust as of the date of computation;
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                              GENERAL INFORMATION

B. deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the Trust and for which no deductions have been previously made for the purpose of additions to the Reserve Account described under "General Information--Expenses of the Trusts"; (2) an amount representing estimated accrued expenses of the Trust, including but not limited to fees and expenses of the Trustee (including legal and auditing fees and any insurance costs), the Evaluator, the Sponsor and bond counsel, if any;
(3) cash held for distribution to Unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the Trust; and

C. finally dividing the results of such computation by the number of Units of the Trust outstanding as of the date thereof.

UNITHOLDERS

Ownership of Units. Ownership of Units of any Trust will not be evidenced by certificates unless a Unitholder, the Unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the Trustee. Certificates, if issued, will be so noted on the confirmation statement sent to the Underwriter and broker. Non-receipt of such certificate(s) must be reported to the Trustee within one year; otherwise, a 2% surety bond fee will be required for replacement.

Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presenting and surrendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be transferred. Such signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guarantee program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee.

Units may be purchased and certificates, if requested will be issued in denominations of one Unit subject to each Trust's minimum investment requirement of 100 Units or any whole Unit multiple thereof subject to any minimum requirement established by the Sponsor from time to time. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the Trustee. The Trustee may require a Unitholder to pay a reasonable fee, to be determined in the sole discretion of the Trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The Trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity (generally amounting to 3% of the market value of the Units), affidavit of loss, evidence of ownership and payment of expenses incurred.

Distributions to Unitholders. Interest received by each Trust, including any portion of the proceeds from a disposition of Securities which represents accrued interest, is credited by the Trustee to the Interest Account for such Trust. All other receipts are credited by the Trustee to a separate Principal Account for the Trust. The Trustee normally has no cash for distribution to Unitholders until it receives interest payments on the Securities in the Trust. Since interest usually is paid semi-annually (monthly in the case of a GNMA Portfolio), during the initial months of the Trusts, the Interest Account of each Trust, consisting of accrued but uncollected interest and collected interest (cash), will be predominantly the uncollected accrued interest that is not available for distribution. On the dates set forth under "Essential Information" for each Trust, the Trustee will commence distributions, in part from funds advanced by the Trustee.
GI-10
                              GENERAL INFORMATION

Thereafter, assuming the Trust retains its original size and composition, after deduction of the fees and expenses of the Trustee, the Sponsor and Evaluator and reimbursements (without interest) to the Trustee for any amounts advanced to a Trust, the Trustee will normally distribute on each Interest Distribution Date (the fifteenth of the month) or shortly thereafter to Unitholders of record of such Trust on the preceding Record Date (which is the first day of each month). Unitholders of the Trusts will receive an amount substantially equal to one-twelfth of such holders' pro rata share of the estimated net annual interest income to the Interest Account of such Trust. However, interest earned at any point in time will be greater than the amount actually received by the Trustee and distributed to the Unitholders. Therefore, there will always remain an item of accrued interest that is added to the daily value of the Units. If Unitholders of a Trust sell or redeem all or a portion of their Units, they will be paid their proportionate share of the accrued interest of such Trust to, but not including, the third business day after the date of a sale or to the date of tender in the case of a redemption.

In order to equalize distributions and keep the undistributed interest income of the Trusts at a low level, all Unitholders of record in such Trust on the first Record Date will receive an interest distribution on the first Interest Distribution Date. Because the period of time between the first Interest Distribution Date and the regular distribution dates may not be a full period, the first regular distributions may be partial distributions.

Unitholders of a U.S. Treasury Portfolio which contains Stripped Treasury Securities should note that Stripped Treasury Securities are sold at a deep discount because the buyer of those securities obtains only the right to receive a future fixed payment on the security and not any rights to periodic interest payments thereon. Purchasers of these Securities acquire, in effect, discount obligations that are economically identical to the "zero-coupon bonds" that have been issued by corporations. Zero coupon bonds are debt obligations which do not make any periodic payments of interest prior to maturity and accordingly are issued at a deep discount. Under generally accepted accounting principles, a holder of a security purchased at a discount normally must report as an item of income for financial accounting purposes the portion of the discount attributable to the applicable reporting period. The calculation of this attributable income would be made on the "interest" method which generally will result in a lesser amount of includible income in earlier periods and a correspondingly larger amount in later periods. For Federal income tax purposes, the inclusion will be on a basis that reflects the effective compounding of accrued but unpaid interest effectively represented by the discount. Although this treatment is similar to the "interest" method described above, the "interest" method may differ to the extent that generally accepted accounting principles permit or require the inclusion of interest on the basis of a compounding period other than the semi-annual period. See "Federal Tax Status" for the U.S. Treasury Portfolios, if any.

Persons who purchase Units between a Record Date and a Distribution Date will receive their first distribution on the second Distribution Date following their purchase of Units. Since interest on Bonds in the Trusts is payable at varying intervals, usually in semi-annual installments, and distributions of income are made to Unitholders at different intervals from receipt of interest, the interest accruing to a Trust may not be equal to the amount of money received and available for distribution from the Interest Account. Therefore, on each Distribution Date the amount of interest actually deposited in the Interest Account of a Trust and available for distribution may be slightly more or less than the interest distribution made. In order to eliminate fluctuations in interest distributions resulting from such variances, the Trustee is authorized by the Trust Agreements to advance such amounts as may be necessary to provide interest distributions of approximately equal amounts. The Trustee will be reimbursed, without interest, for any such advances from funds available in the Interest Account for such Trust.
                                                                          GI-11
                              GENERAL INFORMATION

The Trustee will distribute on each Distribution Date or shortly thereafter, to each Unitholder of record of a Trust on the preceding Record Date, an amount substantially equal to such holder's pro rata share of the cash balance, if any, in the Principal Account of such Trust computed as of the close of business on the preceding Record Date. However, no distribution will be required if the balance in the Principal Account is less than $.01 per Unit. Notwithstanding the foregoing, the Trustee will make a distribution to Unitholders of all principal relating to maturing U.S. Treasury Obligations in any U.S. Treasury Portfolio or GNMA Portfolio within twelve business days of the date of such maturity.

In connection with GNMA Portfolios only, the terms of the Ginnie Maes provide for payment to the holders thereof (including a GNMA Portfolio) on the fifteenth day of each month of amounts collected by or due to the issuers thereof with respect to the underlying mortgages during the preceding month. The Trustee will collect the interest due a GNMA Portfolio on the Securities therein as it becomes payable and credit such interest to a separate Interest Account for such GNMA Portfolio created by the Indenture. Distributions will be made to each Unitholder of record of a GNMA Portfolio on the appropriate Distribution Date (see "Essential Information") and will consist of an amount substantially equal to such Unitholder's pro rata share of the cash balances, if any, in the Interest Account, the Principal Account and any Capital Gains Account of such GNMA Portfolio, computed as of the close of business on the preceding Record Date.

Statements to Unitholders. With each distribution, the Trustee will furnish or cause to be furnished to each Unitholder a statement of the amount of interest and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit.

The accounts of each Trust are required to be audited annually, at the Trust's expense, by independent auditors designated by the Sponsor, unless the Sponsor determines that such an audit would not be in the best interest of the Unitholders of such Trust. The accountants' report will be furnished by the Trustee to any Unitholder of such Trust upon written request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unitholder of a Trust a statement, covering the calendar year, setting forth for the applicable Trust:

A. As to the Interest Account:

1. The amount of interest received on the Securities (and for Tax-Exempt Portfolios, the percentage of such amount by states and territories in which the issuers of such Securities are located);

2. The amount paid from the Interest Account representing accrued interest of any Units redeemed;

3. The deductions from the Interest Account for applicable taxes, if any, fees and expenses (including auditing fees) of the Trustee, the Sponsor, the Evaluator, and, if any, of bond counsel;

4. Any amounts credited by the Trustee to the Reserve Account described under "General Information--Expenses of the Trusts";

5. The net amount remaining after such payments and deductions, expressed both as a total dollar amount and a dollar amount per Unit outstanding on the last business day of such calendar year; and

B. As to the Principal Account:

1. The dates of the maturity, liquidation or redemption of any of the Securities and the net proceeds received therefrom excluding any portion credited to the Interest Account;
GI-12
                              GENERAL INFORMATION

2. The amount paid from the Principal Account representing the principal of any Units redeemed;

3. The deductions from the Principal Account for payment of applicable taxes, if any, fees and expenses (including auditing fees) of the Trustee, the Sponsor, the Evaluator, and, if any, of bond counsel;

4. The amount of when-issued interest treated as a return of capital, if any;

5. Any amounts credited by the Trustee to the Reserve Account described under "General Information--Expenses of the Trusts";

6. The net amount remaining after distributions of principal and deductions, expressed both as a dollar amount and as a dollar amount per Unit outstanding on the last business day of the calendar year; and

C. The following information:

1. A list of the Securities as of the last business day of such calendar year;

2. The number of Units outstanding on the last business day of such calendar year;

3. The Redemption Price based on the last evaluation made during such calendar year;

4. The amount actually distributed during such calendar year from the Interest and Principal Accounts (and Capital Gains Account, if applicable) separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for each such distribution.

Rights of Unitholders. A Unitholder may at any time tender Units to the Trustee for redemption. The death or incapacity of any Unitholder will not operate to terminate a Trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a Trust.

No Unitholder shall have the right to control the operation and management of any Trust in any manner, except to vote with respect to the amendment of the Trust Agreements or termination of any Trust.

INVESTMENT SUPERVISION

The Sponsor may not alter the portfolios of the Trusts by the purchase, sale or substitution of Securities, except in the special circumstances noted below and as indicated earlier under "General Information--Trust Information" regarding the substitution of Replacement Securities for any Failed Securities. Thus, with the exception of the redemption or maturity of Securities in accordance with their terms, the assets of the Trusts will remain unchanged under normal circumstances.

The Sponsor may direct the Trustee to dispose of Securities the value of which has been affected by certain adverse events including institution of certain legal proceedings or decline in price or the occurrence of other market factors, including advance refunding, so that in the opinion of the Sponsor the retention of such Securities in a Trust would be detrimental to the interest of the Unitholders. The proceeds from any such sales, exclusive of any portion which represents accrued interest, will be credited to the Principal Account of such Trust for distribution to the Unitholders.

The Sponsor is required to instruct the Trustee to reject any offer made by an issuer of Securities to issue new obligations in exchange or substitution for any of such Securities pursuant to a refunding financing plan, except that the Sponsor may instruct the Trustee to accept or reject such an offer or to take any other action with respect thereto as the Sponsor may deem proper if (1) the issuer is in default with respect to such Securities or (2) in the written opinion of the Sponsor the issuer will probably default with
                                                                          GI-13
                              GENERAL INFORMATION
respect to such Securities in the reasonably forseeable future. Any obligation so received in exchange or substitution will be held by the Trustee subject to the terms and conditions of the Trust Agreement to the same extent as Securities originally deposited thereunder. Within five days after deposit of obligations in exchange or substitution for underlying Securities, the Trustee is required to give notice thereof to each Unitholder, identifying the Securities eliminated and the Securities substituted therefor.

The Trustee may sell Securities, designated by the Sponsor, from a Trust for the purpose of redeeming Units of such Trust tendered for redemption and the payment of expenses.

ADMINISTRATION OF THE TRUSTS

The Trustee. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any Trust. For information relating to the responsibilities of the Trustee under the Trust Agreements, reference is made to the material set forth under "General Information--Unitholders."

In accordance with the Trust Agreements, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of Units held by, every Unitholder of each Trust. Such books and records shall be open to inspection by any Unitholder of such Trust at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or Federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreements on file in its office available for inspection at all reasonable times during usual business hours by any Unitholder, together with a current list of the Securities held in each Trust. Pursuant to the Trust Agreements, the Trustee may employ one or more agents for the purpose of custody and safeguarding of Securities comprising the Trusts.

Under the Trust Agreements, the Trustee or any successor trustee may resign and be discharged of its duties created by the Trust Agreements by executing an instrument in writing and filing the same with the Sponsor.

The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may at any time remove the Trustee, with or without cause, and appoint a successor trustee as provided in the Trust Agreements. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee shall be a corporation organized under the laws of the United States, or any state thereof, which is authorized under such laws to exercise trust powers. The Trustee shall have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.
GI-14
                              GENERAL INFORMATION

The Evaluator. EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc., the Sponsor, also serves as Evaluator. The Evaluator may resign or be removed by the Trustee in which event the Trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within 30 days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the Trustee to each Unitholder. At the present time, pursuant to a contract with the Evaluator, Cantor Fitzgerald & Co., a non-affiliated firm regularly engaged in the business of evaluating, quoting or appraising comparable securities, provides, for both the initial offering period and secondary market transactions, portfolio evaluations of the Securities in the Trusts which are then reviewed by the Evaluator. In the event the Sponsor is unable to obtain current evaluations from Cantor Fitzgerald & Co., it may make its own evaluations or it may utilize the services of any other non-affiliated evaluator or evaluators it deems appropriate.

Amendment and Termination. The Trust Agreements may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or
(3) to make such provisions as shall not adversely affect the interests of the Unitholders. The Trust Agreements with respect to the Trusts may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the holders of Units representing 66 2/3% of the Units then outstanding of such Trust, provided that no such amendment or waiver will reduce the interest of any Unitholder thereof without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders of such Trust. In no event shall any Trust Agreement be amended to increase the number of Units of a Trust issuable thereunder or to permit, except in accordance with the provisions of such Trust Agreement, the acquisition of any Securities in addition to or in substitution for those initially deposited in a Trust. The Trustee shall promptly notify Unitholders of the substance of any such amendment.

The Trust Agreements provide that the Trusts shall terminate upon the maturity, redemption or other disposition of the last of the Securities held in a Trust. If the value of a Trust shall be less than the applicable minimum value stated under "Essential Information," the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate the Trust. A Trust may be terminated at any time by the holders of Units representing 66 2/3% of the Units thereof then outstanding. In the event of termination of a Trust, written notice thereof will be sent by the Trustee to all Unitholders of such Trust. Within a reasonable period after termination, the Trustee will sell any Securities remaining in such Trust and, after paying all expenses and charges incurred by the Trust, will distribute to Unitholders thereof (upon surrender for cancellation of certificates for Units, if issued) their pro rata share of the balances remaining in the Interest and Principal Accounts (and Capital Gains Account, if applicable) of such Trust.

Limitations on Liability. The Sponsor: The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreements, but will be under no liability to the Unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreements or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.
                                                                          GI-15
                              GENERAL INFORMATION

The Trustee: The Trust Agreements provide that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of monies, Securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Trust Agreements contain other customary provisions limiting the liability of the Trustee.

The Evaluator: The Trustee and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. The Trust Agreements provide that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or Unitholders for errors in judgment, but shall be liable only for its gross negligence, lack of good faith or willful misconduct.

EXPENSES OF THE TRUSTS

The Sponsor will charge the Trusts a surveillance fee for services performed for the Trusts in an amount not to exceed that amount set forth in "Essential Information" but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the Sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the Sponsor for providing such services. Such fee shall be based on the total number of Units of the related Trust outstanding as of the January Record Date for any annual period. The Sponsor will receive a portion of the sales commissions paid in connection with the purchase of Units and will share in profits, if any, related to the deposit of Securities in the Trusts. The Sponsor and other Underwriters have borne all the expenses of creating and establishing the Trusts including the cost of the initial preparation, printing and execution of the Prospectus, Trust Agreements and certificates, legal and accounting expenses, advertising and selling expenses, payment of closing fees, the expenses of the Trustee, evaluation fees relating to the deposit and other out-of-pocket expenses.

The Trustee receives for its services fees set forth under "Essential Information." The Trustee fee which is calculated monthly is based on the largest aggregate principal amount of Securities in a Trust at any time during the period. In no event shall the Trustee be paid less than $2,000 per Trust in any one year. Funds that are available for future distributions, redemptions and payment of expenses are held in accounts which are non-interest bearing to Unitholders and are available for use by the Trustee pursuant to normal trust procedures; however, the Trustee is also authorized by the Trust Agreements to make from time to time certain non-interest bearing advances to the Trusts. During the first year the Trustee has agreed to lower its fees and absorb expenses by the amount set forth under "Essential Information." The Trustee's fee will not be increased in future years in order to make up this reduction in the Trustee's fee. The Trustee's fee is payable on or before each Distribution Date.

For evaluation of Securities in each Trust, the Evaluator shall receive a fee, payable monthly, calculated on the basis of that annual rate set forth under "Essential Information," based upon the largest aggregate principal amount of Securities in such Trust at any time during such monthly period.
GI-16
                              GENERAL INFORMATION

The Trustee's and Evaluator's fees are deducted first from the Interest Account of a Trust to the extent funds are available and then from the Principal Account. Such fees may be increased without approval of Unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index entitled "All Services Less Rent of Shelter," published by the United States Department of Labor, or any equivalent index substituted therefor. In addition, the Trustee's fee may be periodically adjusted in response to fluctuations in short-term interest rates (reflecting the cost to the Trustee of advancing funds to a Trust to meet scheduled distributions).

The following additional charges are or may be incurred by the Trusts: (a) fees for the Trustee's extraordinary services; (b) expenses of the Trustee (including legal and auditing expenses and insurance costs for Insured Trust Funds, but not including any fees and expenses charged by any agent for custody and safeguarding of Securities) and of bond counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the Trustee to protect a Trust or the rights and interests of the Unitholders;
(e) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of a Trust not resulting from gross negligence, bad faith or willful misconduct on its part; (f) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct; and (g) expenditures incurred in contacting Unitholders upon termination of the Trusts. The fees and expenses set forth herein are payable out of the appropriate Trust and, when owing to the Trustee, are secured by a lien on such Trust. Fees or charges relating to a Trust shall be allocated to each Trust in the same ratio as the principal amount of such Trust bears to the total principal amount of all Trusts. Fees or charges relating solely to a particular Trust shall be charged only to such Trust.

Fees and expenses of the Trusts shall be deducted from the Interest Account thereof, or, to the extent funds are not available in such Account, from the Principal Accounts. The Trustee may withdraw from the Principal Account or the interest Account of any Trust such amounts, if any, as it deems necessary to establish a reserve for any taxes or other governmental charges or other extraordinary expenses payable out of the Trust. Amounts so withdrawn shall be credited to a separate account maintained for a Trust known as the Reserve Account and shall not be considered a part of the Trust when determining the value of the Units until such time as the Trustee shall return all or any part of such amounts to the appropriate account.

THE SPONSOR

The Sponsor, EVEREN Unit Investment Trusts, with an office at 77 West Wacker Drive, 29th Floor, Chicago, Illinois 60601, (800) 621-5024, is a service of EVEREN Securities, Inc., which is a wholly-owned subsidiary of EVEREN Capital Corporation. The Sponsor acts as underwriter of a number of other unit investment trusts and will act as underwriter of any other unit investment trust products developed by the Sponsor in the future. As of December 31, 1995, the total stockholder's equity of EVEREN Securities, Inc. was $261,286,862.

If at any time the Sponsor shall fail to perform any of its duties under the Trust Agreements or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the Trust Agreements and liquidate the Trusts as provided therein, or (c) continue to act as Trustee without terminating the Trust Agreements.
                                                                          GI-17
                              GENERAL INFORMATION

The foregoing financial information with regard to the Sponsor relates to the Sponsor only and not to these Trusts. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations with respect to the Trusts. More comprehensive financial information can be obtained upon request from the Sponsor.

LEGAL OPINIONS

The legality of the Units offered hereby and certain matters relating to Federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The statements of condition and the related portfolios at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in the Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.
GI-18
                              GENERAL INFORMATION

APPENDIX

DESCRIPTION OF RATINGS*

Standard & Poor's -- A brief description of the applicable Standard & Poor's rating symbols and their meanings follow:

A Standard & Poor's corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor with respect to a specific debt obligation. This assessment may take into consideration obligors such as guarantors, insurers, or lessees.

The bond rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

The ratings are based on current information furnished by the issuer and obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any rating and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or for other circumstances.

The ratings are based, in varying degrees, on the following considerations:

I. Likelihood of default -- capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

II. Nature of and provisions of the obligation;

III. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or other arrangement, under the laws of bankruptcy and other laws affecting creditors' rights.

AAA -- Bonds rated AAA have the highest rating assigned by Standard & Poor's to a debt obligation. Capacity to pay interest and repay principal is extremely strong.

AA -- Bonds rated AA have a very strong capacity to pay interest and repay principal and differ from the highest rated issues only in small degree.

A -- Bonds rated A have a strong capacity to pay interest and repay principal although they are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than bonds in higher rated categories.

BBB -- Bonds rated BBB are regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for bonds in this category than for bonds in higher rated categories.

Bonds rated "BB,' "B,' "CCC,' "CC,' and "C' are regarded as having predominantly speculative characteristics with respect to capacity to pay interest and repay principal.
--------
*As described by the rating company itself.

"BB' indicates the least degree of speculation and "C,' the highest degree of speculation. While such Bonds will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

BB -- Bonds rated BB have less near-term vulnerability to default than other speculative grade debt. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions that could lead to inadequate capacity to meet timely interest and principal payments.

B -- Bonds rated B have greater vulnerability to default but presently has the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions would likely impair capacity or willingness to pay interest and repay principal.

CCC -- Bonds rated CCC have a current identifiable vulnerability to default, and is dependent on favorable business, financial, and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial, or economic conditions, it is not likely to have the capacity to pay interest and repay principal.

CC -- The rating CC is typically applied to debt subordinated to senior debt which is assigned an actual or implied CCC rating.

C -- The rating C is typically applied to debt subordinated to senior debt which is assigned an actual or implied CCC debt rating.

D -- Bonds are rated D when the issue is in payment default, or the obligor has filed for bankruptcy. The D rating is used when interest or principal payments are not made on the date due, even if the applicable grace period has not expired, unless S&P believes that such payments will be made during such grace period.

Plus (+) or Minus (-): The ratings from "AA" to "A" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Provisional Ratings: The letter "p" indicates the rating is provisional. A provisional rating assumes the successful completion of the project being financed by the bonds being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion. The investor should exercise his own judgment with respect to such likelihood and risk.

Moody's Investors Service, Inc.--A brief description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings follow:

Aaa -- Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues. Their safety is so absolute that with the occasional exception of oversupply in a few specific instances, characteristically, their market value is affected solely by money market fluctuations.

Aa -- Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in Aaa securities. Their market value is virtually immune to all but money market influences, with the occasional exception of oversupply in a few specific instances.

A -- Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future. The market value of A-rated bonds may be influenced to some degree by economic performance during a sustained period of depressed business conditions, but, during periods of normalcy, A-rated bonds frequently move in parallel with Aaa and Aa obligations, with the occasional exception of oversupply in a few specific instances.

A1 -- Bonds which are rated A1 offer the maximum in security within their quality group, can be bought for possible upgrading in quality, and additionally, afford the investor an opportunity to gauge more precisely the relative attractiveness of offerings in the marketplace.

Baa -- Bonds which are rated Baa are considered as lower medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and, in fact, have speculative characteristics as well. The market value of Baa-rated bonds is more sensitive to changes in economic circumstances and, aside from occasional speculative factors applying to some bonds of this class, Baa market valuations move in parallel with Aaa, Aa and A obligations during periods of economic normalcy, except in instances of oversupply.

Ba -- Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B -- Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa -- Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca -- Bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C -- bonds which are rated C are the lowest rated class of bonds and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Conditional Ratings: Bonds rated "Con(--)" are ones for which the security depends upon the completion of some act or the fulfillment of some condition. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting conditions attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

Note: Moody's applies numerical modifiers, 1, 2, and 3 in each generic rating classification from Aa through B in certain areas of its bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Duff & Phelps Credit Rating Co. -- A brief description of the applicable Duff & Phelps Credit Rating Co. rating symbols and their meanings follow:

These ratings represent a summary opinion of the issuer's long-term fundamental quality. Rating determination is based on qualitative and quantitative factors which may vary according to the basic economic and financial characteristics of each industry and each issuer. Important considerations are vulnerability to economic cycles as well as risks related to such factors as competition, government action, regulation, technological obsolescence, demand shifts, cost structure, and management depth and expertise. The projected viability of the obligor at the trough of the cycle is a critical determination.

AAA -- Highest credit quality. The risk factors are negligible, being only slightly more than for risk-free U.S. Treasury debt.

AA -- High credit quality. Protection factors are strong. Risk is modest but may vary slightly from time to time because of economic conditions.

A -- Protection factors are average but adequate. However, risk factors are more variable and greater in periods of economic stress.

BBB -- Below average protection factors but still considered sufficient for prudent investment. Considerable variability in risk during economic cycles.

BB -- Below investment grade but deemed likely to meet obligations when due. Present or prospective financial protection factors fluctuate according to industry conditions or company fortunes. Overall quality may move up or down frequently within this category.

B -- Below investment grade and possessing risk that obligations will not be met when due. Financial protection factors will fluctuate widely according to economic cycles, industry conditions and/or company fortunes. Potential exists for frequent changes in the rating within this category or into a higher or lower rating grade.

CCC -- Well below investment grade securities. Considerable uncertainty exists as to timely payment of principal, interest or preferred dividends. Protection factors are narrow and risk can be substantial with unfavorable economic/industry conditions, and/or with unfavorable company developments.

DD -- Defaulted debt obligations. Issuer failed to meet scheduled principal and/or interest payments.

                                                                           PAGE
CONTENTS                                                                   -----
SUMMARY...................................................................     2
ESSENTIAL INFORMATION.....................................................     3
THE TRUST FUNDS...........................................................     5
REPORT OF INDEPENDENT CERTIFIED PUBLIC
  ACCOUNTANTS.............................................................     7
STATEMENTS OF CONDITION...................................................     8
PUBLIC OFFERING OF UNITS..................................................     9
 Public Offering Price....................................................     9
 Accrued Interest.........................................................    11
 Comparison of Public Offering Price and Redemption Price.................    12
 Public Distribution of Units.............................................    12
 Profits of Sponsor and Underwriters......................................    13
THE HIGH YIELD SERIES.....................................................  HY-1
 The Trust Portfolio......................................................  HY-1
 Series Information.......................................................  HY-1
 Portfolio................................................................  HY-2
 Notes to Portfolio.......................................................  HY-3
 Risk Factors.............................................................  HY-4
 Compensation for Foreign Withholding Tax.................................  HY-8
 Federal Tax Status.......................................................  HY-8
 Tax Reporting and Reallocation........................................... HY-12
 Estimated Cash Flows to Unitholders...................................... HY-13
GENERAL INFORMATION.......................................................  GI-1
 Rating of Units..........................................................  GI-1
 Trust Information........................................................  GI-1
 Retirement Plans.........................................................  GI-4
 Distribution Reinvestment................................................  GI-6
 Interest, Estimated Long-Term Return and Estimated Current Return........  GI-6
 Market for Units.........................................................  GI-7
 Redemption...............................................................  GI-8
 Unitholders.............................................................. GI-10
 Investment Supervision................................................... GI-13
 Administration of the Trusts............................................. GI-14
 Expenses of the Trusts................................................... GI-16
 The Sponsor.............................................................. GI-17
 Legal Opinions........................................................... GI-18
 Independent Certified Public Accountants................................. GI-18
APPENDIX
 Description of Ratings...................................................   A-1

                      -----------------------------------

THIS PROSPECTUS DOES NOT CONTAIN ALL OF THE INFORMATION SET FORTH IN THE REGISTRATION STATEMENT AND EXHIBITS RELATING THERETO, FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, WASHINGTON, D.C. UNDER THE SECURITIES ACT OF 1933 AND THE INVESTMENT COMPANY ACT OF 1940, AND TO WHICH REFERENCE IS MADE.

                      -----------------------------------

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE TRUSTS, THE TRUSTEE, OR THE SPONSOR. THE TRUSTS ARE REGISTERED AS UNIT INVESTMENT TRUSTS UNDER THE INVESTMENT COMPANY ACT OF 1940. SUCH REGISTRATION DOES NOT IMPLY THAT THE TRUSTS OR THE UNITS HAVE BEEN GUARANTEED, SPONSORED, RECOMMENDED OR APPROVED BY THE UNITED STATES OR ANY STATE OR ANY AGENCY OR OFFICER THEREOF.

                      -----------------------------------

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, SECURITIES IN ANY STATE TO ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE SUCH OFFER IN SUCH STATE.


  EVEREN

   Unit
Investment
  Trusts



                                                 Prospectus




Defined High Yield Corporate
Income Series 5



                                March 13, 1996


                        EVEREN Unit Investment Trusts.

This Registration Statement on Form S-6 comprises the following papers and documents.

        The facing sheet of Form S-6.
        The cross-reference sheet.
        The prospectus.
        The signatures.
        The following exhibits.
 1.1.   Form of Trust Agreement.
 1.1.1. Standard Terms and Conditions of Trust. Reference is made to Exhibit
        1.1.1 to the Registration Statement on Form S-6 with respect to EVEREN
        Unit Investment Trusts, Series 40 (Registration No. 33-64619) as filed on December 5, 1995.
 2.1. Form of Certificate of Ownership (pages two to four, inclusive, of the Standard Terms and Conditions of Trust included as Exhibit 1.1.1).
 3.1. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under the headings "Federal Tax Status" for each Trust and "Legal Opinions" in the Prospectus and opinion of counsel as to the Federal income tax status of the securities being registered.
 4.1.   Consent of Cantor Fitzgerald & Co.
 4.2.   Consent of Grant Thornton LLP.
 Ex-27. Financial Data Schedule.

                                  SIGNATURES

  THE REGISTRANT, EVEREN UNIT INVESTMENT TRUSTS, SERIES 43 HEREBY IDENTIFIES SERIES 1 OF THE KEMPER INSURED CORPORATE TRUST, SERIES A-62 AND KEMPER DEFINED FUNDS SERIES 9 FOR PURPOSES OF THE REPRESENTATIONS REQUIRED BY RULE 487 AND REPRESENTS THE FOLLOWING:

    (1) THAT THE PORTFOLIO SECURITIES DEPOSITED IN THE SERIES AS TO THE SECURITIES OF WHICH THIS REGISTRATION STATEMENT IS BEING FILED DO NOT DIFFER MATERIALLY IN TYPE OR QUALITY FROM THOSE DEPOSITED IN SUCH PREVIOUS SERIES;

    (2) THAT, EXCEPT TO THE EXTENT NECESSARY TO IDENTIFY THE SPECIFIC PORTFOLIO SECURITIES DEPOSITED IN, AND TO PROVIDE ESSENTIAL FINANCIAL INFORMATION FOR, THE SERIES WITH RESPECT TO THE SECURITIES OF WHICH THIS REGISTRATION STATEMENT IS BEING FILED, THIS REGISTRATION STATEMENT DOES NOT CONTAIN DISCLOSURES THAT DIFFER IN ANY MATERIAL RESPECT FROM THOSE CONTAINED IN THE REGISTRATION STATEMENTS FOR SUCH PREVIOUS SERIES AS TO WHICH THE EFFECTIVE DATE WAS DETERMINED BY THE COMMISSION OR THE STAFF; AND

    (3) THAT IT HAS COMPLIED WITH RULE 460 UNDER THE SECURITIES ACT OF 1933.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT, EVEREN UNIT INVESTMENT TRUSTS, SERIES 43 HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF CHICAGO, AND STATE OF ILLINOIS, ON THE 13TH DAY OF MARCH, 1996.

                                          EVEREN UNIT INVESTMENT TRUSTS,
                                           SERIES 43

                                            Registrant

                                          By: EVEREN UNIT INVESTMENT TRUSTS,
                                            a service of EVEREN Securities,
                                           Inc.
                                            Depositor

                                                  /s/ Michael J. Thoms
                                          By: _________________________________
                                                     Michael J. Thoms

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BELOW ON MARCH 13, 1996 BY THE FOLLOWING PERSONS, WHO CONSTITUTE A MAJORITY OF THE BOARD OF DIRECTORS OF EVEREN SECURITIES, INC.

                 SIGNATURE                                     TITLE
                 ---------                                     -----
           /s/ James R. Boris
-------------------------------------------
              James R. Boris                Chairman and Chief Executive Officer
         /s/ Daniel D. Williams
-------------------------------------------
            Daniel D. Williams              Senior Executive Vice President, Chief
                                             Financial Officer and Treasurer
          /s/ Frank V. Geremia
-------------------------------------------
             Frank V. Geremia               Senior Executive Vice President
        /s/ Stephen G. McConahey
-------------------------------------------
           Stephen G. McConahey             President and Chief Operating Officer
         /s/ Stanley R. Fallis
-------------------------------------------
             Stanley R. Fallis              Senior Executive Vice President and Chief
                                             Administrative Officer
          /s/ David M. Greene
-------------------------------------------
              David M. Greene               Senior Executive Vice President and
                                             Director of Client Services
          /s/ Thomas R. Reedy
-------------------------------------------
              Thomas R. Reedy               Senior Executive Vice President and
                                             Director of Capital Markets
           /s/ Janet L. Reali
-------------------------------------------
              Janet L. Reali                Executive Vice President, Corporate Counsel
                                             and Corporate Secretary

                                                  /s/ Michael J. Thoms
                                          _____________________________________
                                                     Michael J. Thoms

  MICHAEL J. THOMS SIGNS THIS DOCUMENT PURSUANT TO A POWER OF ATTORNEY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WITH AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM S-6 FOR EVEREN UNIT INVESTMENT TRUSTS, SERIES 39 (REGISTRATION NO. 33-63111).